Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS
Table of Contents

Financial highlights	4
Enterprise mission, vision, values and strategy	6
Financial performance and objectives	7
Business overview	8
Performance overview	9
Consolidated results of operations	11
Non-GAAP financial measures	15
SLF Canada	16
SLF U.S.	20
MFS	24
SLF Asia	27
Corporate	30
Corporate developments	32
Accounting policies	36
Risk management	38
Controls and procedures	41
Investments	42
Financial position and liquidity	44
Legal and regulatory proceedings	51
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2006, and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2006 is not available, information available for the latest period before December 31, 2006 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2006, and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
Use of non-GAAP financial measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, earnings per share (EPS) and return on equity (ROE). The Company’s performance is also evaluated using certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis, which excludes the impact of currency fluctuations. The performance of business segments is evaluated using ROE that is based on an allocation of common equity or risk capital to the business segments, based on assumptions, judgments and methodologies that are regularly reviewed and revised by management. Management also monitors MFS’s pre-tax operating profit margin ratio, which excludes certain fee income, as a means of measuring the underlying profitability of that business. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in this MD&A under the heading “Non-GAAP financial measures” on page 15 and in the Supplementary Financial Information packages that are available in the Investor Relations – Financial Publications section of Sun Life Financial’s website, www.sunlife.com.

Sun Life Financial Inc.	2

MANAGEMENT’S DISCUSSION AND ANALYSIS
Forward-looking statements
Certain statements contained or incorporated by reference in this MD&A, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of Sun Life Financial set out under Enterprise mission, vision, value and strategy, Financial performance and objectives, Business overview, Performance overview, SLF Canada, SLF U.S., MFS, SLF Asia, Corporate, Investments and Financial position and liquidity. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under Critical accounting estimates on page 32 and Risk management on page 38 of this MD&A and Risk factors contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; investment losses and defaults; the occurrence of natural or man-made disasters, including pandemic diseases and acts of terrorism; risks relating to operations in Asia, including risks relating to joint ventures; failure of computer systems and internet enabled technology; breaches of computer security and privacy; availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third-party relationships including outsourcing arrangements; currency exchange rate fluctuations; the impact of competition; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

Sun Life Financial Inc.	3

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial highlights

(in millions of dollars, except earnings and dividends per share,
ROE and dividend payout ratio)	2006	2005(1)	2004(1)

Common shareholders’ net income
Operating(2)	2,091	1,906	1,739
Reported	2,089	1,843	1,680
Basic earnings per share (EPS)
Operating(2)	3.62	3.24	2.91
Reported	3.62	3.14	2.81
Return on common shareholders’ equity (ROE)
Operating(2)	13.8%	13.1%	12.0%
Reported	13.8%	12.6%	11.6%
Dividends per common share	1.15	0.99	0.86
Dividend payout ratio(2)(3)	32%	31%	30%
Dividend yield	2.5%	2.3%	2.3%
Total revenue	24,287	21,918	21,730

Premiums, deposits and fund sales
Premium revenue, including ASO premium equivalents	17,327	15,329	15,100
Segregated fund deposits	8,753	7,205	7,145
Mutual fund sales	20,412	20,329	19,884
Managed fund sales	26,116	31,135	23,981

Total premiums, deposits and fund sales	72,608	73,998	66,110

Assets under management (AUM) (at December 31)
General fund assets	117,831	110,866	107,803
Segregated fund net assets	70,789	60,984	56,564
Other AUM	247,865	215,539	195,283

Total AUM	436,485	387,389	359,650

Capital (at December 31)
Subordinated debt	1,456	1,456	1,462
Liabilities for Cumulative Capital Securities and Sun Life	1,849	1,849	1,870
ExchangEable Capital Securities(4) Preferred shares	1,250	712	152
Participating policyholders’ equity	92	85	77
Total common shareholders’ equity	15,842	14,749	14,338

Total capital	20,489	18,851	17,899

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)	Operating earnings, operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 15 under the heading Non-GAAP financial measures.

(3)	The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

(4)	These securities qualify as capital for Canadian regulatory purposes. Starting January 1, 2005, Cumulative Capital Securities Securities (CCS) and Sun Life ExchangEable Capital Securities (SLEECS) were deconsolidated and reclassified as debentures in other liabilities in SLF Inc.’s Consolidated Financial Statements. Additional information is available on page 45 under the heading Capital.

Sun Life Financial Inc.	4

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial performance
In 2006, Sun Life Financial achieved record earnings, increased ROE and significantly expanded distribution capability. The Company exceeded its growth objectives for operating EPS, surpassing its 10% constant currency growth target with an increase of over 15%. The Company also surpassed its operating ROE growth objective in 2006. On a constant currency basis operating ROE increased by 110 basis points (bps) to 14.2%, well above the growth target of 75 to 100 bps. Operating earnings grew to $2,091 million, an increase of 10% from 2005 and reported earnings rose to $2,089 million, 13% higher than 2005.
The Company’s focus on delivering excellence in customer service, providing a diverse array of competitive product offerings and increasing its presence in multiple distribution channels contributed to revenue growth. Total revenue for 2006 of $24.3 billion was $2.4 billion higher than 2005. A $3.4 billion revenue increase, in constant currency, mainly from both higher premiums and net investment income was partly offset by a $1.0 billion reduction from the strengthened Canadian dollar against foreign currencies compared to 2005. Fee income of $3.0 billion was up $115 million from the 2005 full year amount, with additional fees earned on higher AUM partly diminished by the unfavourable currency impact from a stronger Canadian dollar.
Total premiums, deposits and fund sales decreased by $1.4 billion to $72.6 billion for the year ended December 31, 2006. The rise in premiums and segregated fund deposits was more than offset by lower managed fund sales.
The financial strength ratings of Sun Life Financial’s primary insurance subsidiaries are shown in the following table:

Financial strength ratings (as at December 31, 2006)	A.M. Best	Moody’s	Standard & Poor’s

Sun Life Assurance Company of Canada	A++	Aa2	AA+
Sun Life Assurance Company of Canada (U.S.)	A++	Aa2	AA+

Sun Life Financial Inc.	5

MANAGEMENT’S DISCUSSION AND ANALYSIS
Enterprise mission, vision, values and strategy

Mission
To help customers achieve lifetime financial security
Vision
To be an international leader in protection and wealth management
Values
These values guide us in achieving our strategy:

Values	Integrity	Engagement
	We are committed to the highest standards of business ethics and good governance.	We value our diverse, talented workforce and encourage, support and reward them in contributing to the full extent of their potential.
Customer Focus	Excellence	Value
We provide sound financial solutions for our customers and always work with their interests in mind.	We pursue operational excellence through our dedicated people, our quality products and services, and our value-based risk management.	We deliver value to the customers and shareholders we serve and to the communities in which we operate.

Strategy
We will use our strengths around the world to help our customers achieve lifetime financial security and create value for our shareholders.
We will work to achieve our strategy through focused execution of the following six enterprise priorities in 2007:

Generate value-building growth	Intensify customer focus	Enhance productivity and efficiency
Sustain profitable top-line growth and deliver on key medium-term financial targets.	Meet the needs of our customers by delivering top quality products and services.	Continuously improve productivity and efficiency to increase competitiveness.
Strengthen risk management	Foster innovation	Leverage international resources
Enhance risk management processes and practices to maximize shareholder value.	Embed creativity and innovation throughout the organization to improve business results and gain competitive advantage.	Capitalize on our knowledge and international reach, disseminating expertise and resources across all of our operations.

Sun Life Financial Inc.	6

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial performance and objectives

			2006
Measure	2006 goals	2006 results	achievements
			vs. goals
Operating EPS (1) growth Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders on a constant currency basis.	10%	15%	Exceeded target
Operating ROE(1) growth Growth in ROE is a significant driver of shareholder value and is a major focus for management across all businesses on a constant currency basis.	75 — 100 basis points	110 basis points	Exceeded target
Dividend payout ratio(1) (2) The payment of common share dividends is an indicator of management’s confidence in the Company’s long-term ability to generate capital as well as its significant capital strength and flexibility.	30% — 40%	32%	Met target

Sun Life Financial’s medium-term goals are based on the following assumptions and conditions:

•	A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7% - 8%

•	Stability in North American interest rates across the yield curve

•	Continuation of the current credit environment

•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling
For 2007, medium-term goals have been established for a 3-5 year time period. The medium-term operating EPS growth objective is 10% per annum and the medium-term operating ROE goal is 15%.

(1)	Operating EPS, operating ROE and the dividend payout ratio are non-GAAP measures. For additional information see the section under the heading Non-GAAP financial measures on page 15.

(2)	The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

Sun Life Financial Inc.	7

MANAGEMENT’S DISCUSSION AND ANALYSIS
Business overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance, savings, investment management, retirement, and pension products and services to both individual and corporate customers.
The Company’s business model is one of balance. It strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s protection business serves as a counterbalance to the wealth management business, ensuring that customers have access to complementary insurance, retirement and savings products that meet their specific needs. The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	☐	☐		☐	☐
Individual annuity and savings	☐	☐	☐	☐	☐
Group life and health	☐	☐		☐
Group pension and retirement	☐	☐		☐
Mutual funds	☐		☐	☐
Asset management	☐	☐	☐	☐
Individual health insurance	☐			☐
Reinsurance (life retrocession)					☐

A hallmark of the Company’s operations is its strong focus on multi-channel distribution. By offering more than one touch point, customers have the option of choosing how – and when – they can purchase products and access services.

Distribution channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	☐			☐
Independent and managing general agents	☐	☐		☐
Financial intermediaries (e.g., brokers)	☐	☐	☐	☐
Banks		☐		☐
Pension and benefit consultants	☐	☐	☐
Direct sales (including Internet)	☐		☐	☐

Drivers of profitability
Several factors could affect the profitability of the Company’s operations, including changes in:
•	Equity market performance

•	Interest rates

•	Credit experience

•	Mortality and morbidity experience

•	Surrender and lapse experience

•	Spreads between the interest credited to policyholders and investment returns

•	Currency exchange rates, regulatory environment and other external factors.
The Company’s risk factors are described in SLF Inc.’s 2006 AIF under the heading Risk factors and the Company’s enterprise-wide risk management framework is described on page 38 of this MD&A under the heading Risk Management.

Sun Life Financial Inc.	8

MANAGEMENT’S DISCUSSION AND ANALYSIS
Performance overview
Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.), the Company’s active reinsurance business, and Corporate Support operations, which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to other segments.
Financial information on the Company’s segments is presented in both Canadian dollars and the segments’ local currency where appropriate.
2006 performance
The Company reported record common shareholders’ operating net income(1) for the year of $2,091 million, up 10% compared to $1,906 million in 2005. Each business group made significant progress in achieving its goals largely through organic business growth. The strengthening of the Canadian dollar against foreign currencies during 2006 reduced common shareholders’ operating net income by $71 million, based on 2005 exchange rates. Reported common shareholders’ net income for the year was $2,089 million, an increase of $246 million, or 13%, from $1,843 million in 2005.
SLF Canada delivered solid results in 2006, making progress in its key areas of focus of continuing to strengthen distribution capabilities, top-line growth and operational effectiveness. The Individual Insurance & Investments business continued to develop its multi distribution capabilities with improved productivity from the Clarica Sales Force in both insurance and wealth sales and a focus on increasing wholesale sales, which grew by 70% over 2005. SLF Canada leveraged its Total Benefits offering, which integrates the products and services of Group Benefits and Group Retirement Services (GRS) into a seamless service, resulting in a 4.3% increase in total joint clients between December 31, 2005 and October 31, 2006. Group Benefits performed strongly in 2006 with net sales for the full year 2006 up by over 30% over 2005, supported by continued industry leading client retention rates of over 97%. GRS had an outstanding sales year with gross sales over $2.0 billion and rollover sales, a key strategic focus, exceeding $500 million in 2006 with $2.2 billion of rollover assets under management at December 31, 2006.
SLF U.S. progressed steadily towards its goals of strengthening its distribution network, achieving top-line growth, improving efficiency and delivering excellence. Variable annuity sales gained important traction in 2006 as total gross sales in U.S. dollars rose by 22%, with a healthy 30% increase in gross domestic sales over 2005. Net variable annuity redemptions continued in 2006 with slightly higher levels of withdrawals of US$3.1 billion compared to US$2.9 billion in 2005. The Individual Life business unit maintained total new premium and deposits growth momentum with strong increases of US$354 million and US$473 million in both core universal life and bank-owned life insurance products, respectively, compared to 2005, including the new BOLI Pooled Stable Value product. SLF U.S. also continued to leverage its multi-site service strategy to improve service capability and reduce costs.
On January 10, 2007, SLF Inc. entered into an agreement to purchase the U.S. group benefits business of Genworth Financial, Inc. (Genworth) for US$650 million. The acquisition will add significant scale and scope to Sun Life Financial’s U.S. group business. Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, will strengthen and complement Sun Life Financial’s existing product offerings in the U.S. The acquisition significantly enhances Sun Life Financial’s market share across its U.S. group lines of business and will position the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life Financial’s group insurance growth strategy in the U.S. The transaction will be financed with existing capital. It is expected to close in the second quarter of 2007 and is subject to the approval of regulatory authorities in Canada and the United States. On January 29, 2007 SLF Inc. assigned to Sun Life Assurance, for US$609 million, the rights to purchase Genworth Life and Health Insurance Company, the principal operating subsidiary of Genworth’s U.S. group benefits business.
In 2006, MFS focussed on improving long-term investment performance. MFS had growth in product breadth, diversification in gross sales by investment style and competitiveness in the global institutional marketplace as well as stronger investment performance. The progress made on realignment of the distribution strategy reflects the emphasis in the retail distribution channel on a more focussed product lineup and the increase in institutional distribution in both the U.S. and internationally. During 2006, consistently positive institutional net flows offset the net outflows of the U.S. retail funds.

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude the items described in this MD&A under the heading Non-GAAP financial measures on page 15.

Sun Life Financial Inc.	9

MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating margins before tax also improved by 730 basis points in 2006 over 2005, benefiting from cost containment and efficiency programs.
SLF Asia executed on several key strategic initiatives to position itself as a long-term growth engine for Sun Life Financial. In 2006, SLF Asia completed several key elements of the integration of CMG Asia Limited (CMG Asia), notably those related to distribution and product portfolio. Sun Life Financial’s Hong Kong earnings rose to $88 million in 2006, an increase of $75 million over 2005 and Hong Kong individual life insurance sales in local currency were up 32%. Birla Sun Life Insurance Company Limited (Birla Sun Life), the Company’s India life insurance joint venture, rapidly widened its branch network by opening 61 branches. It also significantly exceeded its year-end target of 20,000 advisors as the direct sales force in India grew to over 34,000 advisors, serving 95 cities and increasing its agency sales in local currency by 53%. Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, expanded operations in 2006 by opening sales offices in seven cities in the Zhejiang province and one branch office in Nanjing. Sun Life Everbright’s individual life insurance sales, in local currency, grew by 108% over 2005.
Outlook
The global economic and business environment is expected to remain generally favourable. The Canadian economy is expected to remain strong, primarily driven by the continuing demand for natural resources and corresponding labour requirements. The United States economy is expected to moderate with the slowing of the housing market and corporate profits. Interest rates and currency levels, though, are projected to remain stable. The Asia environment will continue to have periods of interest rate and currency volatility as well as increasing competition for qualified human resources as expansion continues. These economic conditions are expected to provide opportunities for Sun Life Financial and other organizations as individuals and institutions look to financially strong organizations for protection, savings and investments.
The investment management policies and interpretation of Sun Life Financial’s results in 2007 will also be affected by the implementation of new Canadian accounting standards for reporting financial instruments in financial statements. The most notable impact of the new standards is the need to recognize and measure all financial instruments at fair value.

Sun Life Financial Inc.	10

MANAGEMENT’S DISCUSSION AND ANALYSIS
Consolidated results of operations
Common shareholders’ net income
Excellent results were reported for the year ended December 31, 2006, as the Company’s diversified businesses focused on organic business growth through the continued expansion of distribution channels and product enhancements. The Company’s acquisition of CMG Asia in the fourth quarter of 2005 was also accretive to earnings during 2006.

Earnings and earnings per share

($ millions, except earnings and dividends per share	2006	2005(1)	2004(1)

Total net income	2,144	1,876	1,693
Less:
Participating policyholders’ net income	7	9	13
Dividends paid to preferred shareholders	48	24	—

Common shareholders’ net income	2,089	1,843	1,680
Plus: Special items(2)	2	63	59

Operating earnings	2,091	1,906	1,739

Basic EPS from:
Common shareholders’ net income	3.62	3.14	2.81
Operating earnings(2)	3.62	3.24	2.91

Diluted EPS from:
Common shareholders’ net income	3.58	3.12	2.79
Operating earnings(2)	3.58	3.23	2.88

Common shareholders’ net income by segment

SLF Canada	995	963	895
SLF U.S.	448	495	391
MFS	234	179	114
SLF Asia	101	42	45
Corporate	311	164	235

Total	2,089	1,843	1,680

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)	The impact of special items on earnings per share are described on page 15 under the heading Non-GAAP financial measures.
Common shareholders’ net income of $2,089 million in 2006 represented an increase of $246 million over $1,843 million for the year ended December 31, 2005. The appreciation of the Canadian dollar against foreign currencies in the year reduced common shareholders’ net income by $71 million, compared to 2005.
Operating earnings, which excluded certain items outlined on page15, exceeded the $2.0 billion mark, an increase of $185 million, or 10%, from $1.9 billion in 2005. All business groups except SLF U.S. achieved higher earnings in 2006 than 2005. Excluding the impact of currency exchange rate changes, operating earnings would have been $2,162 million, up 13% from 2005.
Basic EPS increased to $3.62 in 2006 from $3.14 in 2005. The strengthening of the Canadian dollar during the year reduced earnings in 2006 by $71 million or $0.12 per common share.
Basic operating EPS were $3.62, up 12% from $3.24 in 2005. Without the currency effect of a stronger Canadian dollar relative to other currencies, the basic operating EPS would have been $3.74.
SLF Canada’s 2006 earnings of $995 million increased $32 million over 2005 due to higher Group Wealth and CI Financial Income Fund (C.I. Financial) earnings, partially offset by a return to more normal annuity mortality experience in Individual Insurance & Investments.
SLF U.S. 2006 earnings of $448 million, reflecting 21% of the Company’s total common shareholders’ net income, were down $47 million, or 9%, from 2005. SLF U.S. earnings in 2006 were $479 million excluding the $31 million unfavourable currency impact due to the stronger Canadian dollar against the U.S. currency. The decrease mainly related to Individual Life’s new business strain of $70 million, partly offset by higher annuities earnings on improved interest spread and the positive impact of equity market movements.
MFS contributed $234 million to the Company’s common shareholders’ net income in 2006, an increase of $55 million from 2005. Excluding the negative currency effect of $16 million from the strengthening of the Canadian dollar relative to the U.S. dollar, earnings grew to $250 million in 2006. Growth in advisory revenue, cost containment and the transfer of MFS Retirement Services, Inc. (RSI) to SLF U.S. in early 2006 benefited earnings growth. In February 2007, the name of MFS Retirement Services, Inc. was changed to Sun Life Retirement Services (U.S.), Inc.
SLF Asia reported common shareholders’ earnings of $101 million in 2006, $59 million higher than 2005 primarily due to the acquisition of CMG Asia in Hong Kong.

Sun Life Financial Inc.	11

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate had common shareholders’ net income of $311 million for the full year, $147 million higher than in 2005. Improved results in Reinsurance from better mortality and the absence of reserve strengthening, which occurred in 2005, as well as the impact of favourable settlements in run-off reinsurance contributed to the increase. The absence of the $51 million after-tax charge to earnings in 2005 from the sale of Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia also contributed to the change.
Return on equity
ROE based on common shareholders’ net income was 13.8% in 2006, compared to 12.6% in 2005, while the operating ROE of 13.8% in 2006 increased by 70 basis points from 13.1% in 2005. Higher earnings and the impact of SLF Inc.’s share buyback program drove the rise in ROE. The ROE increase also reflected higher dividend payments. Excluding the impact of the change in the Canadian dollar against foreign currencies, ROE based on both operating and reported earnings was 14.2% in 2006.
Assets under management
The Company’s AUM are made up of general funds, segregated funds and other AUM, including mutual and managed funds consisting of institutional and other third-party assets managed by the Company. AUM reported by the Company exclude the assets managed by CI Financial, in which the Company has a 36.5% equity interest. CI Financial’s AUM were $81.6 billion at December 31, 2006, an increase of $9.9 billion from 2005.
Assets under management
($ billions)
Total AUM were $436.5 billion as at December 31, 2006, an increase of $49.1 billion compared to $387.4 billion as at December 31, 2005. Net sales of mutual, managed and segregated funds of $1.8 billion, an additional $38.9 billion from improved equity market performance, continuing business growth of $5.7 billion and the $2.7 billion positive impact of the weakening of the Canadian dollar against foreign currencies produced the AUM growth.
The Company’s general fund assets increased to $117.8 billion, up $6.9 billion, or 6%, from the December 31, 2005 level. Combined business growth of $5.7 billion in SLF Canada and SLF U.S., primarily in SLF U.S. investment and individual life products, and $1.3 billion from the positive impact of currency rate changes resulted in the general fund assets growth.
Segregated fund assets increased to $70.8 billion as at December 31, 2006 compared to $61.0 billion as at December 31, 2005. Net inflows of $1.7 billion, an increase in asset values of $7.1 billion due to market improvements and a favourable currency impact of $1.0 billion caused segregated fund assets to be above the 2005 level. Other AUM increased to $247.9 billion, $32.3 billion higher than as at December 31, 2005 mainly from market growth of $31.8 billion.
Revenue
The Company’s total revenue for the year ended December 31, 2006 increased to $24.3 billion, up $2.4 billion from 2005. Premiums rose by $1.7 billion in 2006 with all three premium categories: annuities, life insurance and health insurance higher than the previous year. Net investment income contributed $585 million to the overall boost in revenue, reflecting favourable capital markets. Fee income was up $115 million from 2005. Total revenue growth was suppressed by $1.0 billion as a result of the Canadian dollar appreciation against foreign currencies.

Sun Life Financial Inc.	12

MANAGEMENT’S DISCUSSION AND ANALYSIS
Annuity premiums of $5.4 billion gained $824 million over last year from the sale of US$1.8 billion of funding agreement backed medium-term notes (MTNs) in 2006 compared to the 2005 MTN issuance of US$900 million. The increase was partly offset by lower fixed index annuity premiums in the U.S. of $0.3 billion and a decrease of $0.3 billion arising from a stronger Canadian dollar.
Life insurance premiums improved by $485 million as SLF U.S.’s individual life insurance premiums grew by $438 million mainly on higher core universal sales. SLF Asia generated an additional $131 million of premium revenue, mainly from the acquisition of CMG Asia. The stronger Canadian dollar weakened these increases by $242 million.

Total Revenue

($ millions)	2006	2005(1)	2004(1)

Premiums
Annuities	5,380	4,556	4,588
Life insurance	6,168	5,683	5,948
Health insurance	3,061	2,701	2,367

Total premiums	14,609	12,940	12,903
Net investment income	6,664	6,079	5,924
Fee income	3,014	2,899	2,903

Total	24,287	21,918	21,730

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.
Health insurance premiums rose 13% to $3.1 billion in 2006 mainly-on strong business growth in SLF Canada’s Group Benefits and less premiums ceded to reinsurers. The increase was weakened by an unfavourable impact of $51 million arising from the strengthening of the Canadian dollar against foreign currencies.
Investment income was $6.7 billion in 2006, up from $6.1 billion in 2005, primarily due to increased earnings on a higher asset base, and the absence of the $43 million loss on the sale of Cuprum recorded in investment income in 2005. These increases were partially reduced by $234 million from the unfavourable impact of currency fluctuations during the year.
Fee income of $3.0 billion in 2006 improved by $115 million from 2005. The unfavourable impact of $170 million from an appreciated Canadian dollar relative to other currencies offset the higher fee income from growth in fee-based assets primarily in SLF U.S. and MFS.
Benefit payments
The Company has a variety of current and future benefit payment obligations that affect overall earnings. Payments to policyholders, beneficiaries and depositors in 2006 were $12.9 billion, up $93 million from 2005. Higher levels of health benefits of $368 million were partly offset by lower maturities and surrenders of $215 million than in 2005. Transfers to segregated funds grew by 19% on sustained demand for market-based products. The increase in actuarial liabilities in 2006 was $1.7 billion higher than 2005, partly attributable to the impact from the sales of US$1.8 billion for the 2006 MTN program for SLF U.S. The $306 million added to the increase in actuarial liabilities arising from higher premiums in U.S. individual insurance was more than offset by the decrease of $652 million due to the net outflows of U.S. fixed annuities. The $128 million impact of a stronger Canadian dollar also moderated the growth in the liability change.

Benefit Payments

($ millions)	2006	2005(1)	2004(1)

Payments to policyholders, beneficiaries and depositors	12,895	12,802	12,532
Net transfers to segregated funds	835	704	582
Increase in actuarial liabilities	2,525	872	1,425

Total	16,255	14,378	14,539

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.
Expenses and other
Commission expenses increased by $190 million in 2006, or 11%, from the 2005 amount of $1.7 billion. An additional $203 million in SLF U.S.’s individual life commissions in 2006 was incurred, mainly relating to its higher universal life sales. The strengthening of the Canadian dollar against the U.S. currency reduced commissions by $102 million.
Operating expenses of $3.0 billion in 2006 were $104 million higher than 2005. Higher operating expenses in SLF Canada of $77 million, included $24 million of expenses that were no longer ceded to reinsurers in 2006. The remainder of the increase primarily related to business growth in Individual Wholesale, Group Benefits and GRS. Business growth in SLF U.S. accounted for $77 million more in expenses. Additional expenses of $58 million in SLF Asia occurred mostly from the CMG Asia acquisition. These increases were diminished by lower corporate systems costs of $29 million compared to 2005 and a $122 million reduction from the impact of currency fluctuations.

Sun Life Financial Inc.	13

MANAGEMENT’S DISCUSSION AND ANALYSIS
Interest expenses rose by $50 million from $273 million in 2005 with the additional issuances of senior unsecured fixed/floating debentures during 2006.
Income taxes of $389 million in 2006 dropped by $142 million from 2005 levels, including a decrease of $41 million from the reduction in the Canadian federal and certain provincial tax rates legislated in the second quarter of 2006. There was also a decrease in income taxes of $63 million due to higher levels of tax exempt investment income and a reduction of $91 million in income taxes due to increased levels of income from jurisdictions with lower tax rates as compared to 2005. These reductions were partially offset by increased taxes from higher overall earnings.
In the second quarter of 2006, the Canadian federal government and certain provinces reduced corporate income tax rates for years after 2007. The statutory income tax rate will decline gradually to 32% in 2010 as these rate reductions become effective. This reduction requires the Company to review its Canadian future tax liability on an ongoing basis. The re-measure, in 2006, impacted both the business attributable to participating policyholders and shareholders; while the participating policyholders benefited by $36 million, the increase to the shareholders’ income was limited to $5 million.

Expenses and Other

($ millions)	2006	2005(1)	2004(1)

Commissions	1,916	1,726	1,916
Operating expenses	3,003	2,899	2,747
Regulatory settlement provisions related to MFS	—	—	62

Intangibles amortization	25	22	22
Premium taxes	205	190	182
Interest expenses	323	273	278
Income taxes	389	531	263
Non-controlling interests in net income of subsidiaries	27	23	28
Participating policyholders’ net income (loss)	7	9	13
Dividends to preferred shareholders	48	24	—

Total	5,943	5,697	5,511

(1)	Certain comparatives figures have been reclassified to conform with the presentation adopted in 2006.
Quarterly information
Key quarterly financial information for the two most recent fiscal years is summarized in the table below:

Quarterly Information

($ millions, unless otherwise noted)	2006				2005(2)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Common shareholders’ net income
Operating(1)	545	541	512	493	490	481	477	458
Reported	545	541	512	491	478	430	477	458

Basic EPS (in dollars)
Operating(1)	0.95	0.94	0.88	0.85	0.84	0.82	0.81	0.77
Reported	0.95	0.94	0.88	0.84	0.82	0.74	0.81	0.77
Total revenue	6,137	6,604	6,231	5,315	5,338	5,504	5,988	5,088
Total AUM	436,485	401,167	387,205	402,376	387,389	373,754	377,096	365,831

(1)	Operating earnings and operating EPS are non-GAAP measures and exclude the items described under the heading Non-GAAP financial measures on page15.

(2)	Certain comparative figures have been restated to conform with the presentation adopted in 2006.

Sun Life Financial Inc.	14

MANAGEMENT’S DISCUSSION AND ANALYSIS
Non-GAAP financial measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating net income, operating earnings and financial measures based on operating earnings, such as operating EPS, operating ROE and the dividend payout ratio. These non-GAAP financial measures exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis. Constant currency amounts are calculated using the applicable currency rates of the previous period but excluding the 2005 adjustment to the currency translation account on the repatriation of capital from the U.K. as described in Note 22 of the SLF Inc. 2006 Consolidated Financial Statements. Management calculates the ROE of its business segments using an allocation of common equity or risk capital to the business segments, based on assumptions, judgments and methodologies that are regularly reviewed and revised by management. Other non-GAAP financial measures used by the Company include “sources of earnings”, “embedded value”, “sales”, and “premiums and deposits”. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
The investment management policies and interpretation of Sun Life Financial’s results in 2007 will be affected by the implementation of the new Canadian accounting standards for reporting financial instruments in financial statements. In 2007, the calculation of operating ROE will exclude other comprehensive income (OCI) and certain related amounts. For additional information on OCI see page 36 of this MD&A under the heading “Accounting policies” as noted below.
The items discussed below were not included in the Company’s operating earnings, operating EPS and operating ROE.
In the first quarter of 2006 and the fourth quarter of 2005, the Company recorded after-tax charges to income of $2 million and $12 million respectively, from integration costs on the CMG Asia acquisition.
In the third quarter of 2005, the Company took a $51 million after-tax charge to income in relation to the sale of Cuprum. The loss on the sale mostly arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998.
In the first quarter of 2004, the Company recorded a $59 million after-tax charge to income for the March 31, 2004 settlement by MFS of an administrative proceeding with the SEC regarding disclosure of brokerage allocation practices.
The impact on the Company’s EPS of the items described above is summarized in the adjacent table.

Impact of Special Items on Basic Earnings per Share

($ per share)	2006	2005	2004

EPS - Reported	3.62	3.14	2.81
(GAAP-based)

Net gains (losses) on special items	—	(0.10)	(0.10)

EPS - Operating	3.62	3.24	2.91

Reconciliation of Operating Earnings

($ millions)	2006					2005
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total

Reported earnings (GAAP-based)	545	541	512	491	2,089	478	430	477	458	1,843

After-tax gains (losses) on special items
CMG Asia integration costs	—	—	—	(2)	(2)	(12)	—	—	—	(12)
Net loss on sale of Cuprum	—	—	—	—	—		(51)	—	—	(51)

Total special items	—	—	—	(2)	(2)	(12)	(51)	—	—	(63)

Operating earnings	545	541	512	493	2,091	490	481	477	458	1,906

Sun Life Financial Inc.	15

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF Canada

Business profile
SLF Canada is a market leader with a customer base exceeding six million Canadians. SLF Canada offers a full range of protection and wealth management products and services to individuals and corporate clients through its three business units – Individual Insurance & Investments, Group Benefits and Group Wealth. SLF Canada has two key investments in the Canadian asset management sector that leverage its core operations. Individual Insurance & Investments includes a 36.5% interest in CI Financial, and Group Wealth includes a 56% interest in McLean Budden Limited. While each of its three business units is focussed on their respective markets, SLF Canada recognizes the opportunity to serve its clients through the combination of some aspects of these businesses. This has led to the formation of SLF Canada’s Total Benefits offering for group clients and Customer Solutions, which addresses the needs of individual and group clients as they do business with the Company.

Industry profile
Consolidation of the life insurance industry in Canada has led the three large insurers to account for approximately two-thirds of the life, health and annuity segments in Canada as measured by business in-force. These companies serve the core markets with a number of small to medium-sized companies operating in regional and niche markets. It is becoming increasingly important that a company have economies of scale, good customer service, strong distribution capabilities, technological innovation, and deliver excellence, to be successful.

Business analysis
SLF Canada represents a well-positioned franchise in the Canadian marketplace. Its competitive products and distribution capabilities help distinguish it from its competitors.
Strengths
•	SLF Canada’s Individual Insurance & Investments business has national market leadership positions in both protection and wealth

•	A multi-distribution strategy with the Clarica Sales Force providing a stable level of sales in the large mid-market segment and the growing third-party channel capturing a bigger share of the high net worth market

•	The strategic partnership with CI Financial leverages its strong asset management products and SLF Canada’s unique distribution capabilities

•	The group businesses distinguish themselves with leading market share, long-standing customer relationships, a regional service delivery model, service innovations and recognized capability in delivering customized solutions

•	The Total Benefits offering allows for integrated access to group products and services by members and sponsors

•	The asset retention rollover business in GRS leads the competition by a wide margin in terms of sales

•	A risk management focus that continues to strengthen and enable business decision making
Opportunities
•	The aging population has created growth opportunities in both the health and retirement markets

•	There are increased rollover opportunities to capitalize on asset retention from plan members retiring or terminating employment

•	Increasing benefit and pension cost pressures faced by companies as a result of increased longevity, rising health care costs and the low interest rate environment

•	Technological innovations are leveraged to the medium-sized group businesses to enhance their employee offerings and lower costs

Strategy
SLF Canada’s strategy is to:
•	Solidify its leadership position in its core businesses

•	Increase its share of the growing retirement and health markets

•	Continue to build on its plan sponsor foundation and gain access to a much broader member base

•	Leverage capabilities across business groups and business units to gain competitive advantage

Sun Life Financial Inc.	16

MANAGEMENT’S DISCUSSION AND ANALYSIS
2007 priorities
•	Grow the third-party distribution channel and continue to strengthen distribution capabilities in the Clarica Sales Force

•	Increase market share in the small to medium-sized group business market segments

•	Continue to grow the rollover and voluntary group retirement businesses and enhance the advice-based channels to meet the needs of baby boomers as their demand for advice increases

•	Maintain disciplined focus on expense management

Summary statement of operations

($ millions, except as noted)	2006	2005(1)	2004(1)

Premiums	5,721	5,314	4,970
Net investment income	2,993	2,780	2,660
Fee income	619	564	532

Total revenue	9,333	8,658	8,162
Client disbursements and change in actuarial liabilities	6,277	5,625	5,345
Commissions and other expenses	1,774	1,660	1,603
Income taxes	262	385	293
Non-controlling interests in net income of subsidiaries	19	17	14
Par policyholders’ income	6	8	12

Common shareholders’ net income	995	963	895

Selected financial information

Earnings by business unit
Individual Insurance & Investments	585	572	511
Group Benefits	247	246	252
Group Wealth	163	145	132

Total	995	963	895

ROE	14.1%	14.5%	13.5%
Total AUM ($ billions)	124.1	114.3	105.1

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.
Financial and business results
SLF Canada’s common shareholders’ net income of $995 million increased $32 million over 2005 due to higher Group Wealth and CI Financial earnings, partially offset by a return to more normal annuity mortality experience in Individual Insurance & Investments.
Revenue for 2006 was $9.3 billion, up by 8% over 2005 with growth in premiums, investment income and fee income. Group Benefits performed strongly in 2006 with net sales up more than 30% over 2005, supported by continued industry-leading client retention rates exceeding 97%. GRS had an outstanding sales year with gross sales over $2.0 billion, and rollover sales, a key strategic focus, exceeded $500 million with $2.2 billion of rollover assets under management at December 31, 2006. Individual Insurance & Investments wholesale sales grew by 70% over 2005 and productivity from the Clarica Sales Force improved in both insurance and wealth sales.
ROE(1) for SLF Canada declined to 14.1% compared to 14.5% a year ago, primarily due to a regulatory increase in segregated fund capital of $350 million over 2005.
Total AUM were $124.1 billion at the end of 2006, up 9% from the 2005 level. Higher equity market levels and net sales of segregated, mutual and managed funds drove the AUM growth.
Outlook
The pace of Canada’s economic growth continued to ease over the last half of 2006 but unlike the risk of a rough landing that exists in the United States, the Canadian economic outlook remains upbeat for 2007 and even better for 2008. The growth in Canada is primarily based on continuing strength in resource prices and expansion of capacity. This strength continues to drive growth in after-tax household incomes, which is expected to continue strong through 2008. The availability of additional income combined with continuation of the low level of interest rates and a favourable credit environment will provide SLF Canada opportunities for additional sales growth as well as challenges in a continuing competitive environment.

(1)	ROE for the business segments is a non-GAAP measure. For additional information see Non-GAAP financial measures on page 15.

Sun Life Financial Inc.	17

MANAGEMENT’S DISCUSSION AND ANALYSIS
Results by business unit
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments business unit follows a distribution-centric strategy. A full suite of life insurance and health insurance as well as savings and retirement products is made available to individuals through multiple distribution channels. The advice-based distribution channels help clients understand that financial planning prepares one for a sound financial future.
Individual Insurance & Investments, principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal savings and retirement products include accumulation annuities, payout annuities and segregated funds. These products are marketed through a distinctive, multi-channel distribution model composed of the exclusive Clarica Sales Force, wholesale distribution and direct channels. In addition, the Clarica Sales Force predominantly distributes mutual funds marketed by CI Financial.
Individual Insurance & Investments, earnings increased to $585 million in 2006 from $572 million in 2005. Increased investment earnings, the impact of strong equity markets and lower expenses more than offset the abnormally high annuity mortality gains in the prior year. Earnings from the Company’s 36.5% ownership in CI Financial were $127 million after tax in 2006, up 20% from 2005.
Individual life and health insurance sales rose by 8% over 2005 from $151 million to $163 million. In particular, insurance sales from the wholesale distribution channel grew by 70% to $34 million in 2006, demonstrating the steady progress in gaining traction in this channel. The Clarica Sales Force insurance sales were flat over 2005 with improved productivity per advisor offsetting a slight decline in the number of advisors due to the challenging agent recruiting environment.
Individual wealth sales increased by $171 million, or 7%, to $2,567 million in 2006 from the boost in sales of guaranteed and payout annuity products. Guaranteed and linked note product sales improved by $54 million in 2006, while payout annuity sales surpassed the 2005 results by $122 million.
Several successful marketing campaigns held during the year for existing policyholders contributed $4 million in sales. The increased emphasis on additional direct marketing to existing policyholders helps expand SLF Canada’s protection and Wealth Sales.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to more than 11,000 employers with a market share of approximately 21.2%, based on new annualized premium and premium equivalents for the year ended December 31, 2005. The business unit provides life, dental, drug, extended health care, and disability and critical illness benefit programs to employers of all sizes. Group Benefits competes on the strength of its scale, product and service offerings, regional delivery model, industry-leading technology and the innovative Total Benefits offering. Group Benefits products are marketed and distributed across Canada by experienced sales representatives in collaboration with independent advisors and benefit consultants.
In 2006, Group Benefits continued to focus on Healthy ReturnsTM, its innovative wellness offering service, with the introduction of tools such as individual health assessments, which enable plan sponsors to assess the health of their organizations. This focus helped Group Benefits to retain key clients and improve the client, advisor and member service experiences.
Group Benefits’ 2006 common shareholders’ net income of $247 million remained virtually flat to 2005, reflecting the combination of higher investment and expense related gains and lower morbidity gains. Group Benefits recognized continued growth through its Total Benefits offering, which integrates access to the services of Group Benefits, GRS and preferred third-party providers, to enhance the customer experience. Total Benefits partnered with best-in-class pension, payroll and human resources information system suppliers to provide one-stop service for clients.
Net sales, measured by annualized premiums and premium equivalents less cancellations, increased 30% to $224 million in 2006. The increase reflected SLF Canada’s success in the large case segment (1,000 lives +) and excellent progress in the small to mid-market sector (3 - 999 lives). Client retention also remained strong, with cancellation rates at less than 3% of premium and premium equivalents. This led to business in-force increasing by 10% from December 31, 2005, to $5.7 billion as at December 31, 2006.

Sun Life Financial Inc.	18

MANAGEMENT’S DISCUSSION AND ANALYSIS
Group Wealth
SLF Canada’s Group Wealth business unit consists of the GRS operation as well as the Company’s 56% ownership interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. GRS is the largest provider of defined contribution plans in Canada(1). GRS also offers other group retirement services and products, including investment only segregated funds and fixed rate annuities, group life annuities and pensioner payroll services. GRS’s strength in product and investment offerings, including the innovative Total Benefits, customer service and technological capabilities meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost-effective solutions to the small employer market. GRS had a 30% market share(1) in Canada based on defined contribution plan AUM serving one million plan participants at the end of 2006. GRS distributes its products and services through a multi-channel distribution network of pension consultants, brokers and advisors.
Group Wealth net income increased to $163 million in 2006 from $145 million in 2005, primarily due to increased earnings from fee-based businesses and favourable mortality experience in the payout annuity segment. AUM of $71 billion grew by 11% with strong sales results, positive cash flow and improved equity markets.
GRS sales reached $2.1 billion in 2006 as a result of consistently strong sales across all product categories to both small and large clients. GRS increased its Corporate sales by $121 million or 50% over 2005 and sales also benefited by $48 million over last year from the offering of rollover products to members leaving defined contribution plans. This product complements its core products and services to members of defined contribution plans.
In 2006, GRS continued its focus on sales, asset retention and improving the client, advisor and member experience. With the overall largest market share in the defined contribution pension business in Canada, GRS has nearly 50% market share of clients with over 5,000 member accounts. This unique segmentation and overall market position allow GRS to leverage its scale, develop innovative products and provide customized client solutions across a wide variety of clients.

(1)	As measured by Benefits Canada magazine’s 2006 Defined Contribution Plan Survey released in December 2006.

Sun Life Financial Inc.	19

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF U.S.

Business profile
SLF U.S. focuses on the delivery of innovative protection and wealth accumulation products to individuals and businesses through its three business units - Annuities, Individual Life and Group Life & Health. The Annuities business unit offers variable annuities, fixed annuities, private placement variable annuities for high net worth clients, fixed index annuities, 401(k) products and administration, and investment management services. The Individual Life business unit offers protection products for affluent consumers and business owners. Products include single and joint universal life and variable universal life, corporate-owned and bank-owned life insurance (COLI/BOLI), and private placement variable universal life for high net worth clients (PPVUL). The Group Life & Health business unit offers group life insurance, short-term and long-term disability insurance, and medical stop-loss insurance for employers.

Industry profile
The life, health and annuity insurance markets in the United States have a large number of competitors, but over one half of the overall market share is held by the top 10 companies. The need for scale creates potential acquisition opportunities for larger, better capitalized organizations.
With over 75 million baby boomers in the United States, an increasing number of people are entering retirement at a time when life expectancy is on the rise. This presents SLF U.S. with significant opportunities to provide both wealth accumulation and protection products. The changing trend in corporate retirement programs to place more responsibility for financial retirement decisions with individuals escalates these opportunities.
A similar trend has developed in the employee health benefits marketplace where rising health care costs have led employers to increasingly shift the cost of benefits to employees. Opportunities exist for group benefits providers who can successfully attract a share of employee dollars allocated to these benefits.
The regulatory environment continues to heighten business compliance requirements. Financial institutions are finding it more challenging to operate under increasing levels of regulation.

Business analysis
To compete effectively in a highly competitive market, SLF U.S. has chosen to focus on strategic market segments, providing protection and wealth accumulation products for wholesale distribution in select markets. Organic growth continues to be a cornerstone for SLF U.S.’s success, with deeper penetration into existing markets achieved in 2006.
Strengths
•	Diversified product mix

•	Broad and expanding distribution network that offers opportunities to effectively cross-sell

•	Multi-site service strategy that allows for enhanced customer service

•	Strong risk management helping to ensure financial stability
Opportunities
•	Leverage the power of its distribution network across all product lines

•	Increase retention of in-force business

•	Introduce additional innovative products to meet consumer needs

•	Serve the needs of the growing retirement market

•	Industry consolidation may serve as a catalyst for SLF U.S. to augment operations through additional focused acquisitions, which would provide operational scale in its core businesses

Sun Life Financial Inc.	20

MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
SLF U.S.’s long-term goal is to achieve a top 10 market rank in selected markets by:
•	Enhancing distribution capabilities and productivity

•	Achieving recognition as a product and solution expert by leveraging customer knowledge, risk management and investment expertise

•	Focusing on deeper penetration into existing distributor networks and adding specialty distributors

•	Extending product range, distribution and market reach in all core business lines

•	Pursuing acquisitions that will increase shareholder value by creating economies of scale, efficiencies and enhanced market presence

2007 priorities
•	Improve Individual Life profitability

•	Successfully integrate the employee benefits group business to be acquired from Genworth

•	Achieve growth in variable annuities

•	Expand the geographic reach and range of product offerings

•	Continue service centre improvement initiatives

Financial and business results
For the year ended December 31, 2006, SLF U.S. reported earnings of $448 million, down $47 million, or 9%, from 2005. The strengthening of the Canadian dollar against the U.S. dollar during 2006 decreased earnings by $31 million, based on 2005 exchange rates.
On a U.S. dollar basis, earnings decreased by US$14 million to US$395 million from US$409 million in 2005, primarily due to the new business strain of US$60 million, the US$16 million unfavourable impact of increased reinsurance rates on Individual Life actuarial reserves, and a loss of US$16 million from RSI, which was transferred to SLF U.S. from MFS early in 2006. These decreases were partially offset by US$36 million in improved spread income and the positive impact of equity market movements of US$24 million in Annuities. SLF U.S. is also continuing to leverage its multi-site service strategy to improve service capability and reduce costs.
Revenue for the year was US$9.3 billion, up US$1.7 billion, or 23%, from 2005, as all lines of business except fixed index annuities increased sales over 2005. New distribution partnerships and product portfolio strengthening that occurred in 2006 also started to benefit the business.
SLF U.S.’s ROE(1) decreased to 11.5% in 2006 from 12.9% in 2005 as a result of lower earnings and higher capital requirements.
Total AUM were US$63 billion at December 31, 2006, up 8% from a year ago.
Outlook
Economic growth weakened considerably in the United States in the second half of 2006. There was a slowing in sales of homes, vehicles and durable goods. The United States dollar held its own against most world currencies in the latter half of 2006. This trend is expected to continue into 2007 as is the steadying of interest rates. The current outlook for the United States economy shows a continuing risk of slowdown in most sectors. However, these economic challenges present significant opportunities for companies such as Sun Life Financial as consumers look to organizations with financial strength and stability for savings and investment opportunities.

(1)	ROE for the business segments is a non-GAAP measure. For additional information see Non-GAAP financial measures on page 15.

Sun Life Financial Inc.	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary statement of operations
(C$ millions)	2006	2005	2004

Premiums	7,261	6,246	6,465
Net investment income	2,512	2,298	2,355
Fee income	692	617	609

Total revenue	10,465	9,161	9,429
Client disbursement and change in actuarial liabilities	8,054	6,993	7,330
Commissions and other expenses	1,941	1,560	1,652
Income taxes	21	113	55
Non-controlling interests in net income of subsidiaries	—	(1)	—
Par policyholders’ income	1	1	1

Common shareholders’ net income	448	495	391

Selected financial information
(US$ millions, except as noted)

Earnings by business unit
Annuities	298	268	184
Individual Life	50	100	81
Group Life & Health	47	41	35

Total	395	409	300

Total revenue	9,248	7,539	7,245
Common shareholders’ net income	395	409	300
ROE	11.5%	12.9%	10.4%
Total AUM (US$ billions)	63.1	58.4	56.1

Results by business unit
Annuities
The SLF U.S. Annuities business unit provides fixed, variable and fixed index annuity products, 401(k) products and administration and investment management services. It is an integral part of the SLF U.S. growth platform. Broad distribution, risk management and industry-leading customer service capabilities support its suite of products. Annuities earnings for the year increased by US$30 million compared to the same period in 2005 on improved fixed annuity spread income of US$36 million and the positive impact of equity markets movements of US$24 million. A loss of US$16 million from RSI, which distributes 401(k) plans, and was transferred to SLF U.S. from MFS on January 1, 2006, partly reduced these increases.
Annuity sales for 2006 of US$5.5 billion included the US$1.8 billion from the issuance of MTNs in 2006 compared to the US$900 million MTN issue in 2005. Without the impact of the MTNs, annuity sales were up 9% from last year, primarily due to the 30% increase in gross domestic variable annuity sales. The investment in distribution and product development contributed to this growth. A significant number of new or enhanced products with innovative features were introduced, including a new optional living benefit rider for variable annuities.
Fixed and fixed index annuity sales of US$1.2 billion decreased 11% from 2005 due to rising competition from certificates of deposits.
Individual Life
SLF U.S.’s Individual Life business unit serves high net worth individuals and business owners through competitively priced, high-quality products including single and joint universal life, COLI / BOLI and PPVUL. The business unit accesses its target customers through general agents and third-party intermediaries.
Individual Life earnings in 2006 were US$50 million compared to US$100 million in 2005. The impact of increased new business strain of US$60 million from significantly higher sales and a change in the mix of business, and the US$16 million reserve impact of increased reinsurance rates drove the earnings decline for 2006. An increased proportion of earnings from lower tax jurisdictions moderated the decrease.
US$216 million of core universal life sales, which excluded specialty product sales (COLI / BOLI, PPVUL and off shore), were up 143% over 2005. This sales increase reflected the new distribution relationships with M Financial and National Financial Partners and the late 2005 introduction of re-priced universal life single and joint life products.
Large case BOLI new premium and deposits were US$537 million, an increase of US$473 million over 2005. The new BOLI Pooled Stable Value product, designed for the community bank market, contributed US$68 million to 2006 premiums and deposits.
Group Life & Health
SLF U.S.’s Group Life & Health business unit leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability, and medical stop-loss insurance to over 8 million group plan members. It currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies. Growth strategies include expanding into the larger case market. The business unit’s group insurance products are marketed and distributed by its 131 sales representatives in 24 regional sales offices across the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

Sun Life Financial Inc.	22

MANAGEMENT’S DISCUSSION AND ANALYSIS
Group Life & Health earnings in 2006 were US$47 million, an increase of 15% over 2005 primarily due to a larger block of in-force business and improved experience. The operating expense-to-insurance premium ratio improved to 13.5% in 2006 as compared to 14% a year ago.
Revenue for the year increased by US$153 million, or 16.5%, from US$924 million in 2005, primarily driven by higher sales from sales force expansion. Group Life & Health achieved record net sales of US$190 million, a rise of 24% from 2005, benefiting from the expanded distribution through the relationship with Medical Group Insurance Services Inc.
Business in-force as of December 31, 2006 grew to over US$1.2 billion, up 19%, from December 31, 2005. A reputation for quality service and the financial strength of the Company helped achieve a persistency rate of 81%.
The Genworth acquisition will add significant scale and scope to SLF’s U.S. group business. Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, will strengthen and complement Sun Life Financial’s existing product offerings in the U.S. The acquisition will significantly enhance Sun Life Financial’s market share across its U.S. group lines of business and position the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life Financial’s group insurance growth strategy in the U.S.

Sun Life Financial Inc.	23

MANAGEMENT’S DISCUSSION AND ANALYSIS
MFS

Business profile
MFS is a global investment management company, which offers products and services that address the varying needs of investors over time. Individual investors have access to MFS’s advisory services through a broad selection of financial products including mutual funds, variable annuities, separate accounts, college and retirement savings plans, and offshore investment products. These products are distributed through financial intermediaries that provide sales support, product administration and client services. MFS provides asset management services to institutional clients for corporate retirement plans, separate accounts, public or government funds and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants. As at December 31, 2006, the Company’s ownership interest in MFS was 96% with the remainder owned by MFS’s employees.

Industry profile
There are a number of factors within the external environment that make the global investment management industry exceedingly competitive and impact an organization’s ability to thrive. A few large players dominate the United States retail mutual funds sector as the portion of market share available to small and medium-sized organizations continues to dwindle. Individual and institutional investors alike demand a wide array of investment options, as they look for greater absolute returns. U.S. regulatory bodies continue to issue guidelines that make it increasingly challenging for brokers to sell mutual funds, thereby accelerating the attractiveness of alternative products.
In 2006, non-mutual fund investment vehicles continued to gain traction and reduce the overall mutual fund market share. Hedge funds kept attracting money, albeit at a lower growth rate. Other products, such as wrap programs and exchange-traded funds (ETFs), showed significant increases over the last year.
The almost perfect performance transparency in the global asset management arena and the industry’s move towards intermediary investment platforms continue to increase the importance of investment performance for an organization’s long-term success. As the industry progressively migrates towards multi-manager open architecture platforms, the trend shifts towards investment only products on third-party distribution and servicing platforms.

Business analysis
Over the past few years, MFS has evolved beyond domestic retail, successfully positioning itself as a global asset manager. Through organic growth, MFS has expanded its global distribution and product reach.
Strengths
•	Diversified asset base that balances the expected performance cycles in each individual asset category

•	Strong client/wholesaler relationships

•	Strength in the global institutional marketplace, with enhanced global distribution

•	Excellent record of superior investment performance in key investment styles, including newer offerings targeted to sophisticated investors
Opportunities
•	International equity and fixed income investment category performance continues to provide additional opportunities in the institutional marketplace

•	Unique investment opportunities to gather fixed income assets through structured investment products

•	Continued improvement in investment performance and increased scale in offshore and separate account segments will provide additional opportunities for profit growth

Sun Life Financial Inc.	24

MANAGEMENT’S DISCUSSION AND ANALYSIS
Strategy
MFS’s strategy is to:
•	Develop and nurture an investment process that targets consistently above average long-term investment performance across all major investment styles

•	Continue to develop its distribution focus in three distinct channels, which are institutional, retail and advisory. This includes a newly created advisory resource team dedicated to develop and deliver performance and product information to dealers and third parties

2007 priorities
•	Improve domestic equity investment performance and sustain long-term performance

•	Increase domestic mutual fund sales and net flows

•	Increase profit margins

Summary statement of operations
(C$ millions)	2006	2005	2004

Total revenue	1,662	1,648	1,700
Commissions and other expenses	1,271	1,355	1,471
Income taxes	150	110	108
Non-controlling interests in net income of subsidiaries	7	4	7

Common shareholders’ net income (loss) — reported	234	179	114
Plus: Regulatory settlement provisions	—	—	59

Common shareholders’ net income - Operating	234	179	173

Selected financial information (US$ millions, except as noted)

Total revenue	1,464	1,360	1,306
Common shareholders’ net income
Reported	206	147	88
Operating	206	147	133
Sales (US$ billions)
Gross	37.0	38.8	29.5
Net	0.2	7.5	(8.9)
AUM (US$ billions)	187	162	146
Average net assets (US$ billions)	172	151	138

Financial and business results
MFS common shareholders’ net income of $234 million for 2006 rose $55 million, or 31%, from $179 million in 2005 in spite of the strengthening of the Canadian dollar against the U.S. currency. This currency effect decreased MFS’s 2006 reported earnings by $16 million, based on 2005 exchange rates.
On a U.S. dollar basis, earnings grew by US$59 million, or 40%, to US$206 million in 2006 due to the impact of increased fee income on higher average net assets. An additional US$13 million arose from the transfer of RSI operations to SLF U.S.
Fee income in 2006 rose by US$59 million from 2005 levels on higher average net assets of US$21 billion, although the effective asset-based fee rate declined throughout the year. The advisory revenue portion of fee income increased by 14% to US$857 million but other sales and servicing revenues declined, primarily due to the transfer of RSI to SLF U.S. in early 2006. The remainder of the revenue increase was mostly attributable to higher investment income.

Sun Life Financial Inc.	25

MANAGEMENT’S DISCUSSION AND ANALYSIS
AUM ended 2006 at US$187 billion, an increase of 15% for the year, with positive market action of US$24 billion contributing to the growth. Average net AUM increased by 14% to US$172 billion in 2006, up from US$151 billion in 2005.
Trends in Gross Sales
A shift in gross sales in recent years to a more diversified product lineup has occurred as illustrated in the above chart. The strong growth in institutional, insurance and non-U.S. retail product sales has helped to balance MFS’s overall portfolio of managed assets. MFS had mixed net flows results in 2006. MFS had overall net positive flows of US$226 million with positive institutional product net flows slightly higher than net outflows of retail mutual funds for the year.
Outlook
The outlook for the global economic and business environment is expected to remain favourable, although it’s anticipated that the U.S. economy will moderate with the slowing of the housing market and lower corporate profits. Interest rates are stable, inflation is not the problem it was in the recent past, and companies are expanding their spending and sales. The U.S. economic fundamentals, led by corporate profits and workers’ income, are still strong. Recent weakness related to the fall in residential house prices seems limited and, as of now, does not seem likely to bring the U.S. into recession. Meanwhile, market conditions and economic fundamentals are accelerating in Europe and Japan. These economic conditions are expected to be beneficial to help MFS expand its global assets under management through organic growth and strategic acquisition of product both within the U.S. and worldwide.

Sun Life Financial Inc.	26

MANAGEMENT’S DISCUSSION AND ANALYSIS
SLF Asia

Business profile
SLF Asia operates in five markets, through subsidiaries in the Philippines, Hong Kong and Indonesia and through joint ventures with local partners in India and China. It provides individual life insurance products and services in all operations, and savings, retirement and pension products and services in India, the Philippines and Hong Kong. Group insurance is also offered in India, the Philippines, Hong Kong and China. These protection and wealth management products are distributed to individuals, employer-employee groups and affinity clients.

Industry profile
The life insurance markets in which SLF Asia competes range from developing and increasingly competitive markets, such as India and China, to the more mature market of Hong Kong. The India and China markets have a few dominant, largely state-owned players. Entry into the emerging markets is through joint ventures with a local partner.
The strong economic growth in the region has had a ripple effect on equity markets, creating increased interest in long-term investment instruments, particularly unit-linked products. In the emerging markets, a growing middle class, with rising disposable income and a high savings rate, desires the same types of products and services that are available in the more mature economies. The combination of an aging population and the shifting of medical and retirement costs to the public should lead to a demand for products that address individual concerns over health care, education and retirement.

Business analysis
SLF Asia represents a long-term growth engine for Sun Life Financial. As such, it is developing and increasing its presence in the five select markets in which it currently competes by expanding its product range and distribution channels.
Strengths
•	Sun Life Financial’s favourable reputation is a key differentiator in emerging markets

•	International resources and expertise are available to complement the local talent to deliver the sales and develop innovative products

•	Sun Life Financial has a long history in several markets, demonstrating its commitment to the region

•	Solid risk management processes
Opportunities
•	Several markets have a growing affluent and middle class, with increasing needs for wealth management solutions

•	Life insurance is still new to several markets, creating an opportunity to grow sales, increase market share and improve operational scale in these areas

•	Leverage the Company’s North American expertise in group life and health insurance, pension products and asset management to open up new lines of business in Asia

•	A demand for value-added health and retirement products by individuals and employers is emerging as the public “safety net” erodes in many countries across Asia

Strategy
•	Develop SLF Asia into a significant long-term revenue and earnings growth operation

•	Build multiple distribution channels that can deliver innovative products to different market segments

•	Enhance investment-linked product offerings to provide greater value and choice to the customer

•	Leverage Sun Life Financial’s worldwide resources to bring industry-leading products, services and best practices to Asia

Sun Life Financial Inc.	27

MANAGEMENT’S DISCUSSION AND ANALYSIS
2007 Priorities
•	Secure new distribution alliances, including bancassurance in key markets

•	Continue to leverage the expanded distribution capacity and synergies achieved through the CMG Asia acquisition

•	Expand the geographic reach and range of product offerings for multi-channel distribution in the Philippines

•	Explore cross selling opportunities by leveraging the distribution channels of the joint venture in India

•	Continue the geographic expansion in China

Summary statement of operations
($millions, except as noted)	2006	2005(1)	2004(1)

Premiums	640	524	506
Net investment income	318	223	185
Fee income	64	12	3

Total revenue	1,022	759	694
Client disbursements and change in actuarial liabilities	621	499	470
Commissions and other expenses	283	201	165
Income taxes	17	17	14

Common shareholders’ net income	101	42	45

Selected financial information

Sales – New annualized premiums Individual life (2)	337	261	239
Total AUM ($ billions)	8.9	7.3	2.5

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.

(2)	Includes 100% of sales for joint ventures. Individual life sales would be $236 million, $181 million and $162 million for 2006, 2005 and 2004, respectively, if joint venture sales were included at 50%.
Financial and business results
SLF Asia contributed $101 million to Sun Life Financial’s common shareholders’ net income for the year ended December 31, 2006, an increase of $59 million from the prior year. Excluding CMG Asia net integration costs, operating earnings were $58 million higher than the 2005 operating earnings of $45 million. The CMG Asia acquisition that occurred in the fourth quarter of 2005 largely accounted for the growth in earnings, on both a reported and operating basis. The increase was dampened by reserve strengthening of $8 million in the Company’s Indonesian operations related to the impact of the drop in interest rates and expenses on its actuarial liabilities. Sun Life Financial’s Philippines new business strain from pre-need sales and pre-need reserve strengthening for lower interest rates also reduced earnings by $9 million.
SLF Asia’s total revenue increased by 35% to $1,022 million in 2006, including the unfavourable impact of $39 million from currency fluctuations due to the stronger Canadian dollar. The CMG Asia acquisition increased premiums and net investment income by $171 million and $81 million, respectively, over 2005. These increases were partly offset by a reduction in premiums from lower single premium bancassurance sales in SLF Asia Hong Kong Operations.
SLF Asia produced a strong sales momentum throughout 2006, as sales grew by 30% in Canadian currency and 38% on a local currency basis over 2005. The CMG Asia acquisition, the expansion of the direct sales force in India and the increased presence in China all contributed to the sales boost.
Outlook
The Asian marketplaces have varying outlooks, each of which will provide challenges and opportunities moving forward. The general interest rate and currency rate volatility seen throughout Asia is expected to continue into 2007 and beyond. The competition for human resources which has evolved over the last several years in most of the Asian economies in which Sun Life Financial operates is expected to continue at a heightened pace. These trends will provide challenges as well as growth opportunities for increased unit-linked and other product sales for financial services organizations, like Sun Life Financial, which have financial strength and solid reputations.
Results by business unit
Philippines
Sun Life Financial’s Philippines operations distribute a diverse range of protection and savings products largely through their proprietary career agent sales force. The Company offers traditional and unit-linked individual life insurance products, savings products (including those for pre-need pension and education) as well as mutual funds to individuals, while group life and health insurance products are marketed to employer groups.
On a local currency basis, strong pre-need sales development through creative marketing strategies that culminated in a leadership position in the pre-need market drove the individual sales increase of 38% in 2006. Sales in the asset management business increased by 103% over 2005, with AUM growing by 58% in 2006. Sun Life Financial’s Philippines operations increased their presence by expanding to 52 sales offices and 37 customer centres in 2006, and will help to sustain their long-term growth prospects.

Sun Life Financial Inc.	28

MANAGEMENT’S DISCUSSION AND ANALYSIS
Hong Kong
The Company’s Hong Kong operation offers a complete range of products to address protection and savings needs. Individual life insurance, group life and health insurance, mandatory provident funds (the government-legislated pension plan) and pension administration are supplied to individuals and businesses through a multi-channel distribution system that includes a career agency force, bancassurance and brokers.
Individual insurance sales rose by 32% in local currency in 2006, driven by the growth in the career agency channel as a result of the CMG Asia acquisition in late 2005. In 2006, the Company completed several key elements of the integration of CMG Asia, particularly those related to distribution and products.
India
Birla Sun Life, the Company’s insurance joint venture in India, provides a full array of individual life insurance, group life insurance and group savings products. The Company markets these products through a multi-channel distribution network, including a career agent sales force, bancassurance arrangements, brokers and worksite marketing, to reach different segments of the market.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, offers a full array of mutual fund products to individuals and institutional investors. Independent financial advisors and banks deliver Birla Sun Life mutual funds to the retail sector, while direct distribution serves Corporate accounts.
In local currency, Birla Sun Life’s individual life insurance sales in 2006 were up 34% over 2005 on strong bancassurance sales and career agency growth. Birla Sun Life opened 61 new branches, and the career agents reached about 34,000 from about 14,000 at the end of 2005. Birla Sun Life Asset Management Company Limited achieved 69% higher net sales on a local currency basis than 2005, improving AUM by $1.5 billion.
China
Sun Life Everbright, the Company’s joint venture in China, operates a multi-distribution model that combines a direct career agency and several banc assurance alliances to sell individual life and health insurance and savings products. Group life and health insurance, along with pension products, are provided to employer groups through brokers, agents and the China Everbright Group Limited, the Company’s joint venture partner.
Sun Life Everbright sales, in local currency, more than doubled the 2005 volume with triple-digit sales growth occurring in Beijing and Zhejiang province. Expansion continued as sales offices in seven cities in the Zhejiang province and one branch office in Nanjing were opened during 2006.
Indonesia
SLF Asia’s Indonesian operations provide both traditional and investment-linked individual life insurance to individuals through a career agent sales force and banc assurance partners. Life insurance products are also marketed to affinity groups via telemarketing. The growth in the career agency compounded by strong bancassurance sales drove the 2006 sales increase of 47% in local currency over 2005.

Sun Life Financial Inc.	29

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate

Business profile
The Corporate segment includes the results of SLF U.K., the Company’s active Reinsurance business unit and Corporate Support operations, which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to the Company’s other segments.

Summary statement of operations(1)

($ millions)	2006	2005(2)	2004(2)

Premiums	987	856	962
Net investment income	802	791	725
Fee income	16	45	58

Total revenue	1,805	1,692	1,745
Client disbursements and change in actuarial liabilities	1,303	1,261	1,394
Commissions and other expenses	203	334	316
Income taxes	(61)	(94)	(207)
Non-controlling interests in net income of subsidiaries	1	3	7
Dividends paid to preferred shareholders	48	24	—

Common shareholders’ net income	311	164	235

Selected financial information
Earnings by business unit
SLF U.K.	171	192	173
Reinsurance	93	5	72
Corporate Support	47	(33)	(10)

Total	311	164	235

(1)	Including consolidation adjustments related to activities between segments.

(2)	Certain comparative figures have been reclassified to comform with the presentation adopted in 2006.
Financial and business results
For the year ended December 31, 2006, Corporate reported common shareholders’ net income of $311 million, $147 million higher than in 2005. The Reinsurance business unit contributed $88 million to the increase due to better mortality and the absence of reserve strengthening which occurred in 2005. Corporate Support increased earnings by $80 million, primarily as a result of the absence of the $51 million after-tax charge to earnings in 2005 from the sale of Cuprum, favourable settlements in run-off reinsurance in 2006 and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia.
Results by business unit
SLF U.K.
The SLF U.K. in-force life and pension policies constitute a run-off block of business, which is managed by a small corporate governance team. Most operating functions have been outsourced to external service providers.
For the year ended December 31, 2006, SLF U.K. earned $171 million compared with $192 million in the prior year. The 2006 results had $33 million of lower income tax releases than 2005 relating to the recognition of loss carry forwards and other settlements. This was largely offset by a $28 million decrease in project costs and other provisions. The weakening of the British pound sterling against the Canadian dollar reduced 2006 earnings by $10 million at 2005 rates.
Reinsurance
The active Reinsurance business unit provides customized reinsurance and risk management solutions, primarily for the life retrocession market. It enjoys a leadership position in the North American retrocession market with a 33% market share, and has an expanding presence within the European market.
For the year ended December 31, 2006, the Reinsurance business unit earned $93 million compared with $5 million in the prior year. A combination of more favourable claims experience, along with a reserve strengthening in 2005, contributed to the rise in common shareholders’ net income. Underlying business growth supplemented the favourable experience as the Reinsurance business unit increased the reinsurance capacity it provides to some key clients.
In 2007, the Reinsurance business unit will continue to focus on improving operational and organizational efficiency to meet the demands of a changing market environment.

Sun Life Financial Inc.	30

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate Support
Corporate Support operations include revenue and expenses of a corporate nature not attributable to Sun Life Financial’s other segments as well as the Company’s run-off reinsurance business, which consists mostly of accident and health reinsurance.
For the year ended December 31, 2006, Corporate Support had earnings of $47 million compared with a loss of $33 million in the prior year. The increase in common shareholders’ net income in 2006, reflected the impact of favourable settlements in run-off reinsurance in 2006, the absence of the $51 million after-tax charge to earnings in 2005 from the sale of Cuprum and a $9 million after-tax charge to earnings in 2005 related to integration costs associated with the acquisition of CMG Asia.

Sun Life Financial Inc.	31

MANAGEMENT’S DISCUSSION AND ANALYSIS
Corporate developments
The following significant developments occurred in 2006.
Share repurchase program
SLF Inc. continued its share repurchase program in 2006 with the repurchase and cancellation of 12.4 million common shares at a cost of $575 million. On January 10, 2007, SLF Inc. announced its 2007 repurchase program for the purchase of up to 5% of its outstanding common shares, starting January 12, 2007.
Increased quarterly shareholder dividends
In 2006, SLF Inc. increased its quarterly common share dividend by 18%, reflecting the Company’s strong financial performance, continued capital strength and positive outlook for the Company’s future. The quarterly dividend payout per common share was increased from $0.255 to $0.275 in the first quarter of 2006 and from $0.275 to $0.30 in the third quarter of 2006.
On February 8, 2007, the Board of Directors approved an additional 7% increase in the quarterly dividend to $0.32 per share.
Financing arrangements
The Company routinely reviews its financing arrangements to enhance its capital efficiency and optimize its capital structure. Two series of Class A non-cumulative preferred shares were issued by SLF Inc. in 2006, Class A Preferred Shares Series 3 for an aggregate amount of $250 million that pay quarterly cash dividends at a per annum rate of 4.45% and Class A Preferred Shares Series 4 for an aggregate amount of $300 million that pay quarterly cash dividends at a per annum rate of 4.45%. SLF Inc. also issued $700 million of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036, and $300 million of Series C Senior Unsecured 5.0% Fixed/Floating Debentures due in 2031.
Additional details of these transactions can be found on page 45 in this MD&A in the Capital section under the heading Financial position and liquidity and in Notes 11 and 15 to SLF Inc.’s 2006 Consolidated Financial Statements.
On February 2, 2007, SLF Inc. issued $250 million of Class A non-cumulative Preferred Shares Series 5, at $25 per share, paying non-cumulative quarterly dividends at a per annum rate of 4.50%.
U.S. Group benefits business acquisition
The Genworth acquisition will add significant scale and scope to Sun Life Financial’s U.S. group business. Genworth’s group operations, which primarily offer group life, disability, stop-loss and dental insurance, will strengthen and complement Sun Life Financial’s existing product offerings in the U.S. The acquisition significantly enhances Sun Life Financial’s market share across its U.S. group lines of business and positions the Company as the second largest U.S. medical stop-loss provider. In addition, Genworth’s extensive distribution network and focus on the small-case employer market will help accelerate Sun Life Financial’s group insurance growth strategy in the U.S. The transaction will be financed with existing capital.
Critical accounting estimates
SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 6, 7 and 10 to its 2006 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by the independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
Benefits to policyholders
The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make certain assumptions about equity market performance, interest rates, asset default, inflation, mortality and morbidity rates, policy terminations, expenses and other factors over the life of its products.

Sun Life Financial Inc.	32

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.
The following table summarizes the significant factors affecting the determination of policyholders’ benefits, the methodology on which they are determined, and their significance to the Company’s financial conditions and results of operations:

Critical accounting		Determination methodology and		Financial significance
estimate		assumptions		(measured as at December 31, 2006)

Equity markets — the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets	•	The calculation of actuarial liabilities for equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries	• •	For participating insurance products, a portion of the effect of changes in equity market movements is passed through to policyholders as changes in the amount of dividends declared
For variable annuity guarantees (primarily in SLF U.S.) and for certain annuity options in SLF U.K., a 1% reduction in the expected long-term equity market return assumption would decrease net income by $68 million

Interest rates — the	•	The calculation of actuarial liabilities for	•	For certain product types, including
value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates	all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries	• •	participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited
An immediate 1% increase in interest rates across the entire yield curve would result in an estimated increase in net income of $60 million
An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $242 million

Asset default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value in current assets and future purchases	•	Based on a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities	•	Asset default provisions included in actuarial liabilities amounted to $2.6 billion on a pre-tax basis as at December 31, 2006

Sun Life Financial Inc.	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical accounting	Determination methodology and		Financial significance
estimate	assumptions		(measured as at December 31, 2006)

Mortality — the rate of death for a defined group of people	• • • •	Generally based on the Company’s average five-year experience
Industry experience considered where the Company’s experience is not sufficient
Rates on annuities, where lower mortality rates result in an increase in actuarial liabilities, are adjusted to reflect estimated future improvements in life span
Rates for life insurance contracts do not reflect any future improvement that might be expected
• •	For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $88 million
For products for which lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40 million

Morbidity — both the rates of accident or sickness and the rates of subsequent recovery for defined groups of people	• • • •	Generally based on the Company’s average five-year experience
Industry experience considered where the Company’s experience is not sufficient
Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience
For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included
		•	For products for which the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $20 million

Policy termination rates — the rates at which policies terminate prior to the end of the contractual coverage periods	• • • •	Generally based on the Company’s average five-year experience
Industry studies used where the Company’s experience is not sufficient
Rates may vary by plan, age at issue, method of premium payment and policy duration
Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

• •	For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would decrease $81 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums)
For products for which more terminations would be financially adverse to the Company, net income would decrease $74 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums)

Operating expenses and inflation — actuarial liabilities provide for future policy-related expenses	• •	Mainly based on recent Company experience using an internal expense allocation methodology
	The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries	•	A 10% increase in maintenance unit expenses Company-wide would result in a decrease in net income of $263 million

Sun Life Financial Inc.	34

MANAGEMENT’S DISCUSSION AND ANALYSIS
Fair value of investments
As described in Note 1 to SLF Inc.’s 2006 Consolidated Financial Statements, stocks, including certain other equity type investments and real estate are initially recorded at cost, and the carrying value is adjusted towards fair value at 5% and 3%, respectively, of the difference between fair value and carrying value per quarter.
The fair value of the majority of stocks is determined based on quoted market prices. For other equity holdings for which quoted market prices are not available, discounted cash flows and other valuation techniques are used to determine the fair market value. For real estate, fair market values are determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows. Where valuation is not based on quoted market prices, management is required to make judgments and assumptions, which are subject to changes in economic and business conditions. The use of different methodologies and assumptions may have a material effect on the estimate of fair market values.

As at December 31, 2006, the market value of stocks and real estate comprised approximately 9% of the market value of total invested assets.
Allowance for investment losses
The carrying value of invested assets reflects allowances for losses, the calculation of which is based on estimates of net realizable value of the assets. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value.
The carrying value of invested assets is adjusted by allowances for losses, which are established when an asset is classified as impaired. Management considers various factors to identify invested assets of potential impairment concern. In addition to the Company’s ability and intent to hold the invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.
As at December 31, 2006, allowances for losses were $96 million, representing 48% of gross impaired assets. This represents a decrease of 31% from the prior year’s allowances of $140 million, reflecting the Company’s high quality of assets.

Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.
As at December 31, 2006, the Company’s total impaired assets, net of allowances of $96 million, amounted to $102 million. The corresponding market value of these impaired assets was approximately $122 million as at December 31, 2006.
Goodwill and other intangibles
The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. As at December 31, 2006, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were well in excess of their carrying values.
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Rather, it is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2006, consisting primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, and $511 million arising from the acquisition of CMG Asia in Hong Kong in 2005. An additional $346 million of goodwill related to the Company’s equity holdings in CI Financial and Birla Sun Life is included in Other Invested Assets.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.

Sun Life Financial Inc.	35

MANAGEMENT’S DISCUSSION AND ANALYSIS
As at December 31, 2006, the Company’s finite-life intangible assets had a carrying value of $629 million, primarily reflecting the value of certain distribution channels and asset administration contracts acquired as part of the Clarica Life Insurance Company and IFMG acquisitions. The Company’s indefinite-life intangible assets had a carrying value of $907 million, reflecting fund management contracts and state licenses.
Income taxes
Sun Life Financial’s provision for income taxes is calculated based on the expected tax treatment of a particular period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.
Accounting policies
Changes in accounting policies in 2006
In 2006, SLF Inc. adopted new accounting standards and policies that are detailed in Note 2 to SLF Inc.’s 2006 Consolidated Financial Statements. The changes are not considered material to the determination of the Company’s financial position or results.
Implicit variable interests
On January 1, 2006 the Company adopted the recommendations of the Emerging Issues Committee (EIC) 157, Implicit Variable Interests, which clarify that the interests in variable interest entities (VIEs) do not have to be explicit and may be inferred from relevant facts and circumstances. Such implicit variable interest must be evaluated in accordance with Accounting Guideline 15, Variable Interest Entities to determine if consolidation is appropriate.
Stock-based compensation
In the fourth quarter of 2006, the Company adopted, EIC162, and Stock-based Compensation for Employees Eligible to Retire before the Vesting Date. EIC162 requires that compensation cost for a stock option award attributable to an employee who is eligible to retire at the grant date be fully recognized on the grant date; and compensation costs attributable to stock-based compensation awards granted to employees who will become eligible to retire during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. This change in accounting policy did not have a material impact on the SLF Inc. 2006 Consolidated Financial Statements.
Future adoption
Financial instruments, hedges and comprehensive income overview
On January 1, 2007, the Company adopted CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA handbook sections and accounting guidelines resulting from the issuance of these sections. CICA Handbook Section 4211, Life Insurance Enterprises — Specific Items, replaces CICA Handbook Section 4210 in 2007. The accounting requirements for life insurance portfolio investments in Handbook Section 4211 have only been applied to investments in real estate and are significantly unchanged from Section 4210. Other financial assets previously included as portfolio investments have been required to follow the accounting requirements in the new Handbook Sections 3855, 3865 and 1530. Recognition, derecognition and measurement policies followed in prior years’ financial statements are not reversed, and therefore, prior period financial statements will not be not restated. Further details on the specific accounting requirements of these new and revised handbook sections are included in Note 2 to SLF Inc.’s 2006 Consolidated Financial Statements.
On January 1, 2007, deferred realized gains and losses on sales of financial assets previously accounted for as life insurance portfolio investments, including gains and losses arising from sales of bonds, stocks, mortgages and derivatives, were recorded to retained earnings. Realized gains and losses on the sales of these assets will be reported in investment income in 2007. Corporate loans with a carrying value of $4.9 billion that were previously included with bonds on the consolidated balance sheet were classified as loans and have been reported with mortgages because they do not meet the definition of a debt security. These loans, as well as mortgage loans, will continue to be accounted for at amortized cost using the effective interest rate method in 2007. Investments in mortgages and corporate loans support both actuarial liabilities and non-life insurance business.

Sun Life Financial Inc.	36

MANAGEMENT’S DISCUSSION AND ANALYSIS
Accumulated Other Comprehensive Income (OCI) and comprehensive income will be included in the March 31, 2007 interim Consolidated Financial Statements. The Company will also reclassify the December 31, 2006 currency translation account balance of $(1.3) billion, currently included as a separate component of equity to accumulated OCI in the consolidated statement of equity.
The expected impact on the consolidated financial statements due to the accounting changes for investments supporting actuarial liabilities and for investments not supporting actuarial liabilities is described in the following section.
Business impact of financial instruments, hedges and comprehensive income
On January 1, 2007, the Company designated bonds, stocks and other invested assets supporting actuarial liabilities with a carrying value of $58.6 billion and fair value of $62.0 billion as held-for-trading. Derivatives supporting actuarial liabilities that are not classified as hedges for accounting purposes and with a fair value of $843 million were recorded on the balance sheet. These instruments were recorded at fair value on January 1, 2007, with the difference between the fair value and carrying value of these instruments, net of the related tax expense, recorded to opening retained earnings. These instruments will be recorded at fair value at each balance sheet date with changes in fair value recorded to net income. Deferred net realized gains of $3.3 billion relating to instruments supporting actuarial liabilities, excluding real estate, net of the related tax expense, were recorded in retained earnings on January 1, 2007. Future realized gains will be recorded in net income. The actuarial liabilities are supported, in part, by assets that are designated as held-for-trading and certain non-hedging derivatives. Because the value of the actuarial liabilities is determined by reference to the assets supporting those liabilities, changes in the actuarial liabilities will offset a significant portion of the future changes in fair value of those assets recorded to income and the amount recorded to retained earnings on transition. Since deferred net realized gains are generally taken into account in establishing the actuarial liabilities, most of the deferred net realized gains and losses recorded in retained earnings will be offset by changes in actuarial liabilities also recorded in retained earnings on January 1, 2007.
The Company also designated bonds and stocks with a carrying value and a fair value of $209 million and $207 million, respectively, as available-for-sale. These assets are supporting claims stabilization funds and were designated as such in order to match the measurement of these liabilities. Other invested assets with a carrying value of $178 million were designated as available-for-sale. These invested assets represent investments in limited partnerships and will be recorded at cost.
On January 1, 2007, the Company designated bonds and stocks not supporting actuarial liabilities with a carrying value of $10.5 billion and a fair value of $10.9 billion as available-for-sale. These assets were recorded on the balance sheet at fair value on January 1, 2007, with the difference between the fair value and carrying value of these assets, net of the related tax expense, recorded to opening OCI as of January 1, 2007. These assets will be recorded at fair value at each balance sheet date with changes in fair value recorded to OCI. Because future changes in fair value of these assets will be recorded to OCI, these assets will only impact net income when they are sold or other than temporarily impaired, and the gain or loss and the related tax expense, recorded in accumulated OCI, is reclassified to net income.
The Company also designated other invested assets with a carrying value of $574 million as available-for-sale. These assets are investments in segregated and mutual funds, which will be recorded at fair value, and investments in limited partnerships, which will be recorded at cost.
The Company also designated bonds and other invested assets not supporting actuarial liabilities with a carrying value of $187 million and a fair value of $185 million as held-for-trading. These assets are primarily investments held by non-insurance subsidiaries of the Company. Derivatives not supporting actuarial liabilities with a fair value of $279 million were recorded on the balance sheet. These instruments were recorded on the balance sheet at fair value on January 1, 2007, with the difference between the fair value and carrying value of these instruments, net of the related tax expense, recorded in opening retained earnings. These assets will be recorded at fair value at each balance sheet date with changes in fair value recorded in net income. For hedging derivatives, adjustments will also be recorded in opening OCI for cash flow and net investment hedges and to retained earnings for fair value hedges. Deferred net realized gains of $580 million related to assets not supporting actuarial liabilities, excluding real estate, net of the related tax expense were recorded in retained earnings on January 1, 2007. Future changes in fair value of assets not supporting liabilities that are designated as held-for-trading and non-hedging derivatives not supporting actuarial liabilities will impact net income in 2007.
The Canadian government has recently announced its intention to align the current Canadian tax rules with the new accounting standards. At the time of finalizing SLF Inc.’s 2006 Consolidated Financial Statements, detailed legislative guidance on implementation of the proposed changes has not been released. Accordingly, the impact of these proposed changes is not yet determinable.

Sun Life Financial Inc.	37

MANAGEMENT’S DISCUSSION AND ANALYSIS
Determining the variability to be considered in applying the variable interest entity (VIE) standards
On January 1, 2007, the Company adopted EIC 163, which provides additional clarification on how to analyze and consolidate VIEs. EIC 163 is effective for financial statements issued for periods beginning on or after January 1, 2007. The Company does not expect these amendments to have a material impact on the consolidated financial statements.
Risk management
Introduction
The Company’s enterprise-wide risk management framework includes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight for the risk management activities within the Company’s business segments, ensuring discipline and consistency are applied to the practice of risk management.
Risk framework
Objectives
The risk management program is designed to:
(i)	avoid risks that could materially adversely affect the value or reputation of the Company

(ii)	contribute to sustainable earnings

(iii)	identify risks that the Company can manage in order to increase returns

(iv)	provide transparency of the Company’s risks through internal and external reporting
Risk philosophy
The Company’s business includes accepting risks for appropriate return and taking on those risks that meet its objectives. The Company’s risk management program is aligned with its vision and strategy and embeds risk management within the business management practices of the business groups.
Risk culture
The Company’s culture supports an effective risk management program. The elements of the risk culture include:
(i)	acting with integrity

(ii)	understanding the impact of risk on customers

(iii)	embedding risk management into the business

(iv)	promoting full and transparent communications

(v)	collaboration

(vi)	aligning of objectives and incentives
Accountabilities
Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, has oversight responsibility for enterprise-wide risk management and ensures that management has appropriate and effective policies, operating guidelines and procedures in place to manage risk. Management is responsible for managing risks and for reporting on key risk issues to the committee on a regular basis.
Key risk processes
The Company has implemented a formal risk management program in each business segment. This program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of Directors. The results of this reporting are used to develop an annual enterprise-wide view of the most significant risks, which is reported to the Risk Review Committee.
Risk identification
The Company has a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Risk Review Committee on an annual basis. Additional information on these risks is available in SLF Inc.’s 2006 AIF under the heading Risk factors.

Sun Life Financial Inc.	38

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk policies
The Company has enterprise-wide consolidated risk management policies which provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures.
Risk measurement
Market risk tolerance and Earnings-at-Risk
The Company has established market risk tolerance limits that set out the maximum target income sensitivity of its business groups to changes in interest rates and the equity markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.
The Company has also developed an Earnings-at-Risk measurement model, which analyzes capital market risks. The Earnings-at-Risk model also projects a distribution of possible deviations of earnings to further assist in risk management activities.
Sensitivity of earnings
The table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.
The amounts in the table are calculated under the 2006 accounting basis and do not reflect the implementation of the new Canadian accounting standards for financial instruments on January 1, 2007, as outlined on 36 of this MD&A under the heading “Accounting policies”. The effect on the sensitivities is not expected to be material.

Increase (Decrease) in Earnings	2006
($ millions)	Accounting
Basis

Interest Rate Sensitivity (1)21
1% Increase	64
1% Decrease	(167)
Equity Market Sensitivity (2)
10% Increase	130
10% Decrease	(140)

(1)	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

(2)	Represents the percentage change in equity markets.

Sun Life Financial Inc.	39

MANAGEMENT’S DISCUSSION AND ANALYSIS
Risk Categories
The risks facing the Company can generally be classified into the following categories:

Risk category		How risk is managed

Market risk – the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets and/or interest rates	• •	The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment
Exposure to capital markets is monitored and managed against established risk tolerance limits
	•	Individual stock holdings are diversified by industry type and corporate entity
	•	Real estate holdings are diversified by location and property type
	•	Effects of large and sustained adverse market movement are monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques
	•	Considerations are given to the use of derivatives and the Company’s policies regarding liquidity management and foreign exchange risks (see pages 44 to 45 in this MD&A under the heading Financial position and liquidity)

Interest rate risk the risk of asset liability mismatch resulting from interest rate volatility	• •	Matching policy established for each portfolio of assets and associated liabilities to keep potential losses within acceptable limits
“Key rate duration” technique employed for certain interest-sensitive businesses (e.g., individual and group annuities) to examine duration gaps of assets, liabilities and off-balance sheet instruments at discrete points on the yield curve and to manage these gaps within specified tolerance limits

Credit risk – the uncertainty surrounding the likelihood of default or credit downgrade	•	Credit risks associated with fixed income investments are managed by major business groups and the Company in aggregate using: o Detailed credit and underwriting policies
o Specific diversification requirements
o Comprehensive due diligence and ongoing credit analysis
o Aggregate counterparty exposure limits
o Monitoring against pre-established limits
	•	Provisions for impaired assets are charged against the carrying value of the asset with additional allowances provided for in actuarial liabilities

Reinsurance ceded risk – the counterparty risk relating to externally reinsuring exposures	•	Policy established to limit and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers.

Product design and pricing risk — the risk arising from inappropriate or inadequate product design and pricing, including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, changes in policyholder behaviour, and taxes
• •	Annual compliance assessment is performed by all business units against standards and guidelines for product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes
Internal audit of business unit pricing processes is performed on a rotating basis

Sun Life Financial Inc.	40

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk category		How risk is managed

Mortality and morbidity risk – the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies	• • •	Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims
Underwriting requirements are regularly scrutinized against industry guidelines
Group insurance policies are underwritten prior to initial issue and renewals, driven by risk selection, plan design and rating techniques
	•	Risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained, varying by geographical region
	•	Amounts in excess of limits are reinsured

Legal, regulatory and market conduct risk management e the risk associated with failure to comply with laws or to conduct business consistent with changing regulatory or public expectations	• • •	A strong compliance culture is promoted by setting the appropriate tone at the top with respect to compliance with laws and regulations
Enterprise-wide compliance policies and framework established with annual self-assessment by all business units
Annual enterprise-wide attestation by all employees regarding compliance with Code of Business Conduct
	•	Key compliance risks are monitored at the corporate and business group levels

Operational risk – the uncertainty arising from internal events caused by failures of people, process and technology as well as external events	• • •	Enterprise-wide and business-specific policies and guidelines established
Comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against potential losses
Environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

Controls and procedures
Disclosure controls and procedures
The Company has established disclosure controls and procedures that are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.
An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 issued by the Canadian Securities Administrators and Rule 13a -15 under the United States Securities and Exchange Act of 1934, as of December 31, 2006, was carried out under the supervision of and with the participation of the Company’s management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2006.
Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with generally accepted accounting principles.

Sun Life Financial Inc.	41

MANAGEMENT’S DISCUSSION AND ANALYSIS
Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006, and based on that assessment concluded that internal control over financial reporting was effective. See Management’s Report on Internal Control over Financial Reporting and the Report of the Independent Registered Chartered Accountants with respect to management’s assessment of internal control over financial reporting in Sun Life Financial Inc.’s 2006 Consolidated Financial Statements.
During the year, the Company has continued to review its controls in various actuarial systems, and made corrections to the processes, data and computations where necessary. The impact of these changes was not material to the financial statements of the Company. No changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.
Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, policyholder obligations are met, and adequate liquidity is maintained at all times. The Risk Review Committee approves policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, and currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee.
Investment profile
The majority of the Company’s general funds are invested in medium to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with 86% of the general funds in cash and fixed income investments as at December 31, 2006. While real estate and common stock comprised 3% and 5%, respectively, of the general funds portfolio, the majority of these assets, 68% and 69%, respectively, are related to the participating policyholders’ account, and the performance of these investments is largely passed on to policyholders over time.

Investments
($ millions)	2006		2005 (1)		2004 (1)
		% of		% of		% of
	Carrying value	total	Carrying value	total	Carrying value	total

Bonds	69,230	65	66,154	67	64,496	67
Mortgages	15,993	15	14,561	15	13,862	14
Stocks	4,899	5	3,856	4	3,463	4
Real estate	3,825	3	3,241	3	3,148	3
Cash and equivalent investments	6,239	6	5,091	5	5,958	6
Policy loans and other invested assets	6,013	6	5,689	6	5,984	6

Total carrying value	106,199	100	98,592	100	96,911	100

Total market value	112,888		105,358		102,792

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.
The Company had total consolidated general fund invested assets of $106.2 billion as at December 31, 2006, compared to $98.6 billion at December 31, 2005. The increase was primarily due to the impact of business growth during the year. The weakening of the Canadian dollar against foreign currencies at the end of 2006 increased the value of the assets by $1.3 billion.
The market value of the Company’s invested assets was $112.9 billion at December 31, 2006, up $7.5 billion from December 31, 2005. The increase was primarily due to organic business growth and the favourable impact of changes in capital market levels on the valuation of bond and stock holdings.
Additional details on the Company’s investments are provided in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.

Sun Life Financial Inc.	42

MANAGEMENT’S DISCUSSION AND ANALYSIS
Bonds
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to actuarial liabilities by duration. As at December 31, 2006, the Company held $69.2 billion of bonds, which constituted 65% of the Company’s overall investment portfolio. Bonds rated “A” or higher represented 68%, and bonds rated “BBB” or higher represented 97% of the total bond portfolio at December 31, 2006.
As at December 31, 2006, the Company held $17.1 billion of nonpublic bonds, which constituted 25% of the Company’s overall bond portfolio. Corporate bonds, including corporate loans classified as bonds, represented 70% of the total carrying value of the bond holdings at December 31, 2006, compared to the 68% at December 31, 2005. The increase reflects the Company’s ongoing investment management practices whereby the mix of investment holdings is realigned periodically to reflect the ongoing evolution of its business activities.
Bonds by investment grade
Mortgages
The Company’s mortgage portfolio consists of almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured. As at December 31, 2006, the mix of the Company’s mortgage portfolio was 81% commercial and 19% residential. Approximately 37% of mortgage loans mature by December 31, 2011. As part of its ongoing investment activities, the Company seeks to renew a significant portion of its mortgages providing that they continue to meet the Company’s investment criteria.
Bonds by sector
Stocks
The Company’s equity portfolio is diversified by country. As at December 31, 2006, $1.8 billion, or 36%, of the Company’s equity portfolio consisted of Canadian issuers; $1.6 billion, or 33%, of U.S. issuers; $1.3 billion, or 26%, of U.K. issuers; and $262 million, or 5% of issuers from other jurisdictions. Excluding the Company’s equity interest in CI Financial, no single issuer exceeded 2% of the portfolio at December 31, 2006.
Real estate
Commercial office properties are the major component of the Company’s real estate portfolio, representing approximately 86% of real estate investments at December 31, 2006. Real estate investments are diversified by country, with 62% of the portfolio located in Canada, 29% in the United States and 9% in the United Kingdom at December 31, 2006.
Impaired assets
Net impaired assets, net of allowances amounted to $102 million at December 31, 2006, $79 million less than the December 31, 2005 level, as asset quality remained strong. Impaired assets were primarily bonds in the U.S. utilities and transportation sectors. The net impaired ratio, defined as net impaired assets to total invested assets, was 10 basis points at December 31, 2006, an improvement of 8 basis points from the December 31, 2005 level.
In addition to allowances reflected in the carrying value of invested assets, the Company had $2.6 billion for possible future asset defaults included in its actuarial liabilities at December 31, 2006, compared with $2.4 billion in 2005.
Additional details of impaired assets are found in Note 6 to SLF Inc.’s Consolidated Financial Statements.
Deferred net realized gains
Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting principles for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over

Sun Life Financial Inc.	43

MANAGEMENT’S DISCUSSION AND ANALYSIS
the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of 5% and 3%, respectively, of the unamortized balance.
The Company had $4.2 billion in deferred net realized gains as at December 31, 2006, of which $3.6 billion represented net gains on invested assets backing actuarial liabilities, and the balance represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 80% of total deferred net realized gains as at December 31, 2006.
Net unrealized gains
Net unrealized gains represent the difference between market value and carrying value of investments that are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting, whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.
The Company had $6.7 billion in net unrealized gains as at December 31, 2006, compared to $6.8 billion as at December 31, 2005. A significant portion of the net unrealized gains relates to invested assets backing actuarial liabilities. Additional information is provided in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.
Financial position and liquidity
The Company’s asset-liability management allows it to maintain its strong financial position by ensuring that sufficient liquid assets are available to cover its potential funding requirements. The Company invests in various types of assets with a view to matching them with its liabilities of various durations.
Principal sources of funds
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
At December 31, 2006, the Company maintained cash, cash equivalents and short-term securities totalling $6.2 billion, of which 19% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 38% at the end of 2005. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.
Net cash, cash equivalents and short-term securities increased by $1.1 billion in 2006 from higher net cash provided by operating activities. Cash flows generated by operating activities increased by $1.7 billion mainly as a result of the inflow from the additional sale of US$900 million in MTNs this year and other business growth. Net cash used in investing activities decreased by $1.3 billion from a year ago mainly related to the CMG Asia acquisition in the fourth quarter of 2005 and the impact from the timing of outstanding investment transactions. Financing activities produced an increased positive cash impact of $66 million during 2006 compared to 2005. This year’s proceeds from the issuances of $1.0 billion of fixed/floating debentures and $550 million of preferred shares were partially offset by the $600 million of fixed/floating debentures and $725 million in preferred shares issued in 2005. Dividends paid to common shareholders in 2006 were $183 million higher than the 2005 amount paid to common shareholders.

Sun Life Financial Inc.	44

MANAGEMENT’S DISCUSSION AND ANALYSIS
Cash flow

($ millions )	2006	2005 (1)	2004 (1)

Net cash provided by operating activities	4,469	2,777	2,990

Net cash provided by (used in) financing activities	356	290	(1,102)

Net cash provided by (used in) investing activities	(2,647)	(3,974)	(1,225)

Changes due to fluctuations in exchange rates	18	(101)	(90)

Increase (decrease) in cash and cash equivalents	2,196	(1,008)	573

Cash and cash equivalents, beginning of period	2,740	3,748	3,175

Cash and cash equivalents, end of period	4,936	2,740	3,748

Short-term securities, end of period	1,303	2,351	2,210

Cash, cash equivalents and short-term securities, end of period	6,239	5,091	5,958

(1)	Certain comparative figures have been reclassified to conform with the presentation adopted in 2006.
Liquidity
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	capital levels

•	asset levels

•	matching position

•	diversification and credit quality of its investments

•	cash forecasts and actual amounts against established targets
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
Capital
The Company’s capital base consists mainly of common shareholders’ equity and retained earnings. Other sources of capital include the Company’s preferred shareholders’ equity, and subordinated debt issued by Sun Life Assurance and Sun Canada Financial Co. For Canadian regulatory purposes, the Company’s capital also includes Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust (SLCT) and Cumulative Capital Securities (CCS) issued by a non consolidated variable interest entity of SLF Inc. These entities were deconsolidated in 2005 as a result of certain accounting policy changes. Notes 13 and 15 to SLF Inc.’s Consolidated Financial Statements include additional details on the Company’s capital.
In 2006, capital rose to $20.5 billion, an increase of $1.6 billion over the prior year, primarily due to strong organic capital generation, the issuance of $59 million of common shares on the exercise of stock options and the issuance of $538 million of preferred shares, net of expenses. These increases were partially offset by shares repurchased and cancelled, which reduced common shareholders’ equity by $575 million.

Sun Life Financial Inc.	45

MANAGEMENT’S DISCUSSION AND ANALYSIS
The table below summarizes changes in the Company’s capital position over the past three years:
Capital

($ millions)	2006	2005	2004

Balance, beginning of year	18,851	17,899	17,789
Common shareholders’ net income	2,089	1,843	1,680
Common share dividends	(663)	(581)	(515)
Issuance (buyback) of common shares (net of expenses)	(514)	(466)	(330)
Stock option compensation	18	17	11
Effect of changes in exchange rates	163	(402)	(421)

Total change in common shareholders’ equity	1,093	411	425
Subordinated debt redemption	—	—	(253)
Exchange rate changes — Subordinated notes & CCS	—	(27)	(69)
Issuance of preferred shares (net of redemptions and expenses)	538	562	—
Accounting policy & other changes	7	6	7

Balance, end of year	20,489	18,851	17,899
In 2006, the Company took advantage of historically low long-term interest rates and a favourable market environment to issue two additional series of non-cumulative perpetual preferred shares. In January 2006, the Company issued 10 million Class A Preferred Shares Series 3 for an aggregate amount of $250 million that pay quarterly cash dividends at a per annum rate of 4.45%. In October 2006, the Company issued 12 million Class A Preferred Shares Series 4 for an aggregate amount of $300 million that pay quarterly cash dividends at a per annum rate of 4.45%.
On February 2, 2007, SLF Inc. issued $250 million of Class A non-cumulative Preferred Shares Series 5, at $25 per share, paying non-cumulative quarterly dividends at a per annum rate of 4.50%.
SLF Inc. repurchases common shares to return capital to shareholders in an effective manner. Throughout 2006, SLF Inc. repurchased and subsequently cancelled 12.4 million common shares at a cost of $575 million.
Number of common shares

(in millions)	2006	2005	2004

Balance, beginning of year	582.0	592.0	600.0
Stock options exercised	2.2	3.1	2.4
Shares repurchased	(12.4)	(13.1)	(10.4)

Balance, end of year	571.8	582.0	592.0

Number of stock options outstanding

(in millions)

Balance, beginning of year	10.0	12.4	15.2
Options issued	1.5	1.3	0.2
Options exercised or cancelled	(2.4)	(3.7)	(3.0)

Balance, end of year	9.1	10.0	12.4

The Company also grants stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date. As at January 31, 2007, 9.1 million options to acquire SLF Inc. shares and 571.8 million common shares of SLF Inc. were outstanding.
In March 2006, the Company issued $700 million of Series B Senior Unsecured Fixed/Floating Debentures, yielding 4.95% annually, due in 2036. In July 2006, the Company issued $300 million of Series C Senior Unsecured Fixed/Floating Debentures, yielding 5.0% annually, due in 2031.

Sun Life Financial Inc.	46

MANAGEMENT’S DISCUSSION AND ANALYSIS
At December 31, 2006, the Company’s long-term debt consisted of: (i) US$600 million of cumulative capital securities, with no scheduled maturity date, (ii) 1.2 billion of SLEECS with maturity dates between 2031 and 2052, (iii)$1.6 billion of senior unsecured debentures with maturity dates between 2031 and 2036, (iv) $1.2 billion in subordinated debentures with maturity dates between 2015 and 2028, and (v) US$177 million in subordinated notes with maturity dates between 2007 and 2015. The maturity dates of the Company’s long-term debt are well distributed over the medium-to long-term horizon to maximize the Company’s financial flexibility and minimize refinancing requirements within a given year.
The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. The debt-to-capital ratio for SLF Inc. which includes the SLEECS and preferred shares issued by SLF Inc. as part of debt for the purpose of this calculation, increased by less than 1% over the past year to 22.2% as at December 31, 2006.
Total Debt-to-Capital Ratio(1)
(1)Total Debt includes SLEECS and preferred shares.
Shareholders’ dividends
SLF Inc. increased its quarterly common shareholders’ dividend to $0.275 per share in the first quarter of 2006 and to $0.30 per share in the third quarter of 2006. Total common shareholder dividends paid in 2006 were $1.15 per share, up 16% from $0.99 in 2005.

Dividends per common share ($)

Dividend payout ratio(1)

(1)Represents the ratio of common shareholders’ dividends to operating earnings.
On February 8, 2007, the Board of Directors approved an 7% increase in quarterly dividends on SLF Inc.’s common shares to $0.32 per share. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements. The current dividend payout target ratio is 30% to 40%.
Capital adequacy
SLF Inc. has a policy designed to ensure that adequate capital is maintained to provide the flexibility necessary to take advantage of growth opportunities and to support the risk associated with its subsidiaries’ businesses. The approach to managing capital has been developed to ensure that an appropriate balance is maintained between the internal assessment of capital required and the requirements of regulators and rating agencies. SLF Inc.’s capital base is structured to maximize the level of permanent capital while maintaining a cost efficient structure at the desired leverage ratio. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
SLF Inc. is subject to the guidelines regarding capital framework for regulated insurance holding companies and nonoperating life insurance companies (collectively, Insurance Holding Companies) issued by OSFI. Under these guidelines, Insurance Holding Companies, such as SLF Inc., and certain of their significant life insurance company subsidiaries are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. These guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies.
As an Insurance Holding Company, SLF Inc. is expected to manage its capital in a manner commensurate with its risk profile and control environment. For purposes of determining required capital under the capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops the risk profile of Canadian life insurers changes, or to reflect other risks. SLF Inc. was well above its internal minimum target capital levels at December 31, 2006.

Sun Life Financial Inc.	47

MANAGEMENT’S DISCUSSION AND ANALYSIS
Sun Life Assurance is subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2006 well exceeded the levels that would require any regulatory or corrective action. Additional details concerning the calculation of available capital and MCCSR are included in the 2006 AIF of SLF Inc. under the heading Regulatory matters.
MCCSR Ratio
Sun Life Assurance
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company’s principal operating life insurance subsidiary in the United States, Sun Life Assurance Company of Canada (U.S.), qualifies as a significant foreign life subsidiary. Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain at least 200% of minimum risk-based capital. The risk-based capital of Sun Life Assurance Company of Canada (U.S.) was well above the minimum level as at December 31, 2006.
In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital or solvency requirements in the jurisdictions in which they operate. The Company endeavours to maintain capital levels well above the minimum local requirements as at December 31, 2006.
Off-balance sheet arrangements
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	earn management fees and additional spread on a matched book of business

•	hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations

•	replicate permissible investments

•	reduce financing costs
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:
•	asset securitizations

•	securities lending

•	financial derivatives
Asset securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for the investors. The Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities.
The table summarizes the Company’s asset securitization program. Additional information is available in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.

($millions)	2006	2005

As at December 31

Securitized assets under management	2,434	2,829

The Company’s retained interests	103	117

For the year ended December 31

Cash flow received on retained interests and servicing fees	18	33

Proceeds from sale of company assets through securitization including pre-tax gains	—	—

Sun Life Financial Inc.	48

MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
Securities lending
The Company lends securities in its investment portfolio to other institutions to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 6 to SLF Inc.’s 2006 Consolidated Financial Statements.
Financial derivatives and risk mitigation
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company does not engage in speculative investment in derivatives. The primary uses of derivatives are summarized in the table below.

Products/Application	Use of derivative	Derivative used
U.S. universal life contracts, certain Canadian group annuity contracts containing minimum interest rate guarantees, and U.K. unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees and manage the equity exposure due to certain regulatory requirements for the U.K. unit- linked pension products	Interest rate options and swaps; short equity forwards
Interest rate exposure in relation to asset-liability management	To manage the sensitivity of the duration gap between assets, liabilities and off- balance sheet instruments to interest rate changes	Interest rate swaps and options
U.S. variable annuities, Canadian segregated funds and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market levels	Put options on equity index; futures on equity indices and on interest rates
U.S. fixed index annuities	To manage the exposure to product guarantees related to equity market performance	Futures and options on equity indices and interest rates
U.K. With Profit Fund	To protect the fund from the impact of a significant fall in the U.K. equity market below a predetermined level	Collar option on equity index maturing in 2006 and put option on equity index maturing in 2007
Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

The Company generally enters into derivative transactions with counterparties with “AA” credit ratings or better. Where a counterparty’s rating is downgraded to below this level, the Company has credit support arrangements in place which require additional collateral.
The values of the Company’s derivative instruments are summarized in the adjacent table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

($ millions)	2006	2005

As at December 31
Net fair value	1,122	1,195
Total notional amount	44,140	38,364

Credit equivalent amount	2,361	2,463

Risk-weighted credit equivalent amount	55	53

Sun Life Financial Inc.	49

MANAGEMENT’S DISCUSSION AND ANALYSIS
Total notional amount increased to $44.1 billion at December 31, 2006, from $38.4 billion at the end of 2005, primarily due to the increased use of derivatives to manage equity and currency risks. The net fair value, which represents the unrealized gains, net of unrealized losses, of all derivative financial instruments, slipped to $1.1 billion from $1.2 billion year over year. This primarily reflected changes in market conditions affecting the valuation of the derivative instruments.
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2006, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $364 million, $867 million and $1,130 million, respectively. The corresponding risk-weighted credit equivalent amounts were $8 million, $20.5 million and $26.5 million, respectively.
With the Company adopting the new accounting standards for financial instruments on January 1, 2007, all derivative financial instruments will be reported on the balance sheet at fair value. The derivatives’ fair value of $1.1 billion will be recorded on the balance sheet.
Additional details in respect of derivatives are described in Notes 1, 6 and 7 of SLF Inc.’s 2006 Consolidated Financial Statements.
Commitments, guarantees, contingencies and reinsurance matters
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 20 of SLF Inc.’s 2006 Consolidated Financial Statements.
Contractual obligations

	Payments due by period
($ millions)	Total	Within 1 year	1-3 years	4-5 years	Over 5 years

Long-term debt	4,947	32	—	—	4,915
Operating leases	458	98	129	90	141
Credit-related arrangements
Contractual commitments	1,366	1,055	311	—	—
Letters of credit	1,122	1,122	—	—	—
General fund policyholder liabilities(1)	189,402	13,202	15,092	13,223	147,885

Total contractual obligations	197,295	15,509	15,532	13,313	152,941

(1)	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liability amounts included in the 2006 SLF Inc. Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.
Outsourcing agreements
The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business, enhance customer services and reduce operating costs and risks. Its material long-term outsourcing contracts are described below.
In January 2002, the Company signed a contract with a subsidiary of Vertex Data Science Limited, a U.K.-based service provider, to outsource the administration of the Company’s closed block of U.K. individual life and pension business until 2009. The value of the main contract is estimated at approximately $285 million over its term. Future contract payments are estimated to be approximately $26 million in 2007 and $28 million for the remaining period of the contract.

Sun Life Financial Inc.	50

MANAGEMENT’S DISCUSSION AND ANALYSIS
In 2002, the Company entered into a seven-year outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company. The value of this contract is estimated to be approximately $260 million over its life. The future payments to IBM, based on currently anticipated usage levels, are estimated to be approximately $33 million a year for the remaining term of this contract.
Legal and regulatory proceedings
SLF Inc. and certain of its U.S. subsidiaries are continuing to cooperate with insurance and securities regulators and other government and self-regulatory agencies in the United States in their ongoing investigations and examinations with respect to various issues. Certain of these investigations and examinations may lead to settled administrative actions or enforcement proceedings and civil actions. As previously disclosed, SLF Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to the settlements between MFS and U.S. regulators in 2004; and MFS continues to defend these actions. In addition, SLF Inc. and its subsidiaries are involved in other legal action, both as a defendant and as a plaintiff. While it is not possible to predict the resolution of these various legal and regulatory proceedings, management believes, based on the information currently available to it, that the ultimate resolution of these matters will not be material to Sun Life Financial’s consolidated financial position or results of operations.
Additional information concerning these and related matters is provided in SLF Inc.’s annual Consolidated Financial Statements and the AIF for the year ended December 31, 2006, copies of which are available on the Company’s website at www.sunlife.com and at www.sedar.com and www.sec.gov.

Sun Life Financial Inc.	51